Exhibit 4.5

ALAMOS GOLD INC.

THIRD QUARTER 2016 REPORT

September 30, 2016

(Based on International Financial Reporting Standards (“IFRS”) and stated in millions of United States dollars, unless otherwise indicated)

INDEX

Unaudited Condensed Interim Consolidated Financial Statements

• Condensed Interim Consolidated Statements of Financial Position	2

• Condensed Interim Consolidated Statements of Comprehensive Income (Loss)	3

• Condensed Interim Consolidated Statements of Changes in Equity	4

• Condensed Interim Consolidated Statements of Cash Flows	5

• Notes to Condensed Interim Consolidated Financial Statements	6

Q3 2016 FINANCIAL REPORT

ALAMOS GOLD INC.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited – stated in millions of United States dollars)

	September 30, 2016	December 31, 2015
ASSETS
Current Assets
Cash and cash equivalents	$273.9	$282.9
Available-for-sale securities	13.1	6.7
Amounts receivable (note 4)	42.7	44.0
Income taxes receivable	0.1	14.7
Inventory (note 5)	135.7	126.1
Other current assets	13.4	8.8

Total Current Assets	478.9	483.2

Non-Current Assets
Long-term inventory (note 5)	76.3	70.1
Mineral property, plant and equipment (note 6)	1,912.4	1,859.2
Other non-current assets	44.6	49.7

Total Assets	$2,512.2	$2,462.2

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities (note 7)	$103.5	$94.6
Current portion of debt and financing obligations (note 8)	5.1	5.3
Dividends payable (note 9(f))	2.7	—

Total Current Liabilities	111.3	99.9

Non-Current Liabilities
Deferred income taxes	279.1	284.1
Decommissioning liabilities	38.5	37.2
Debt and financing obligations (note 8)	302.5	315.0
Other non-current liabilities	1.1	1.8

Total Liabilities	732.5	738.0

EQUITY
Share capital (note 9)	$2,822.1	$2,773.7
Contributed surplus	70.0	69.2
Warrants	3.5	—
Accumulated other comprehensive income (loss)	1.1	(4.4)
Deficit	(1,117.0)	(1,114.3)

Total Equity	1,779.7	1,724.2

Total Liabilities and Equity	$2,512.2	$2,462.2

Commitments and contingencies (note 14)

Subsequent event (note 16)

The accompanying notes form an integral part of these interim consolidated financial statements.

2	Alamos Gold Inc.

Q3 2016 FINANCIAL REPORT

ALAMOS GOLD INC.

Condensed Interim Consolidated Statements of Comprehensive Income (Loss)

(Unaudited – stated in millions of United States dollars, except per share amounts)

	For three months ended September 30,		For the nine months ended September 30,
	2016	2015	2016	2015
OPERATING REVENUES	$125.6	$103.6	$350.0	$239.4

COST OF SALES
Mining and processing	70.9	75.4	210.1	160.4
Royalties (note 14)	3.5	2.9	9.7	3.7
Amortization	27.8	31.7	87.9	80.0

	102.2	110.0	307.7	244.1

EXPENSES
Exploration	1.6	2.7	3.5	3.4
Corporate and administrative	3.7	6.1	11.7	13.3
Share-based compensation	0.9	1.2	9.3	3.9
Revaluation of assets distributed	—	—	—	40.1
Impairment charges	—	2.5	—	371.7

	108.4	122.5	332.2	676.5

EARNINGS (LOSS) FROM OPERATIONS	17.2	(18.9)	17.8	(437.1)

OTHER EXPENSES
Finance expense	(5.6)	(6.1)	(17.6)	(17.4)
Foreign exchange loss	(2.1)	(8.2)	(4.7)	(13.9)
Other gain (loss) (note 10)	8.2	(4.9)	5.1	(12.6)

EARNINGS (LOSS) BEFORE INCOME TAXES	$17.7	($38.1)	$0.6	($481.0)

INCOME TAXES
Current income tax expense	(0.8)	(0.4)	(2.9)	(1.2)
Deferred income tax (expense) recovery	(12.1)	5.1	5.0	33.8

NET EARNINGS (LOSS)	$4.8	($33.4)	$2.7	($448.4)

Other comprehensive income to be reclassified to profit or loss in subsequent years:
Realized and unrealized gain (loss) on available-for-sale securities	0.8	(3.5)	5.5	(3.6)

Total other comprehensive income (loss)	$0.8	($3.5)	$5.5	($3.6)

COMPREHENSIVE INCOME (LOSS)	$5.6	($36.9)	$8.2	($452.0)

EARNINGS (LOSS) PER SHARE (note 9)
– basic	$0.02	($0.13)	$0.01	($2.59)
– diluted	$0.02	($0.13)	$0.01	($2.59)

Weighted average number of common shares outstanding (000’s)
– basic	266,969	253,133	264,619	173,316
– diluted	271,447	253,133	267,575	173,316

The accompanying notes form an integral part of these interim consolidated financial statements.

3	Alamos Gold Inc.

Q3 2016 FINANCIAL REPORT

ALAMOS GOLD INC.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited – stated in millions of United States dollars)

	For the nine months ended September 30,
	2016	2015
SHARE CAPITAL (note 9)
Balance, beginning of the year	$2,773.7	$2,030.0
Issuance of shares related to Carlisle acquisition (note 3)	17.5	—
Issuance of shares related to share-based compensation	6.6	1.3
Issuance of shares related to employee share purchase plan	0.9	1.3
Issuance of shares related to exercise of warrants	1.0	—
Shares issued through dividend reinvestment plan	—	0.7
Fair value of share-based compensation redeemed	2.3	0.9
Shares issued through flow-through share agreement	20.1	9.8
Shares issued through private placement	—	83.3
Repurchase and cancellation of private placement shares	—	(79.7)
Shares issued related to the merger of Alamos Gold Inc. and AuRico Gold Inc.	—	722.1

Balance, end of period	$2,822.1	$2,769.7

CONTRIBUTED SURPLUS
Balance, beginning of the year	$69.2	$62.3
Fair value of share-based compensation redeemed	(3.1)	(1.2)
Equity settled share-based payments related to Carlisle acquisition (note 3)	0.4	—
Equity settled share-based payments related to the merger	—	1.3
Share-based compensation	3.5	6.4

Balance, end of period	$70.0	$68.8

WARRANTS
Balance, beginning of the year	—	—
Issuance of warrants related to Carlisle acquisition (note 3)	2.8	—
Exercise of warrants related to the Carlisle acquisition	(0.3)	—
Issuance of warrants, pursuant to the exercise of Carlisle stock options and warrants	1.0	—

Balance, end of period	$3.5	—

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Balance, beginning of the year	($4.4)	($0.2)
Realized gains on available-for-sale securities, reclassified to net earnings	0.3	—
Unrealized gains (losses) on available-for-sale securities	5.2	(3.6)

Balance, end of period	$1.1	($3.8)

DEFICIT
Balance, beginning of the year	($1,114.3)	($460.8)
Dividends and distribution declared	(5.4)	(142.0)
Net earnings (loss)	2.7	(448.4)

Balance, end of period	($1,117.0)	($1,051.2)

TOTAL EQUITY	$1,779.7	$1,783.5

The accompanying notes form an integral part of these interim consolidated financial statements.

4	Alamos Gold Inc.

Q3 2016 FINANCIAL REPORT

ALAMOS GOLD INC.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited – stated in millions of United States dollars)

	For three months ended September 30,		For the nine months ended September 30,
	2016	2015	2016	2015
CASH PROVIDED (USED IN) BY:
OPERATING ACTIVITIES (note 15)
Net earnings (loss) for the period	$4.8	($33.4)	$2.7	($448.4)
Adjustments for items not involving cash:
Amortization	27.8	31.7	87.9	80.0
Foreign exchange loss	2.1	6.2	4.7	11.2
Current income tax expense	0.8	0.4	2.9	1.2
Deferred income tax expense (recovery)	12.1	(5.1)	(5.0)	(33.8)
Share-based compensation	0.9	1.2	9.3	7.1
Revaluation of assets distributed	—	—	—	40.1
Impairment charges	—	2.5	—	371.7
Finance expense	5.6	6.1	17.6	17.4
Other non-cash items (note 11)	(8.0)	2.6	(6.1)	1.8
Changes in non-cash working capital and taxes received (note 11)	(9.4)	(20.6)	(16.6)	(9.3)

	36.7	(8.4)	97.4	39.0

INVESTING ACTIVITIES
Mineral property, plant and equipment	(37.2)	(48.8)	(109.0)	(124.6)
Cash received from acquisition of Carlisle (note 3)	—	—	0.7	—
Cash received from completion of merger	—	249.1	—	249.1
Proceeds from retained interest royalty	—	—	—	16.7
Other	(0.6)	(3.9)	(3.8)	(4.4)

	(37.8)	196.4	(112.1)	136.8

FINANCING ACTIVITIES (note 15)
Repayment of debt and equipment financing obligations	(2.0)	(1.7)	(5.9)	(5.5)
Interest paid	—	(0.2)	(12.2)	(12.8)
Debt financing and transaction fees (note 8)	—	—	(1.1)	—
Proceeds received from the exercise of stock options and warrants	4.1	—	7.4	0.7
Dividends paid	—	—	(2.7)	(8.0)
Proceeds from private placement	—	—	—	83.3
Cash transferred to AuRico Metals	—	(20.0)	—	(20.0)
Proceeds from issuance of flow-through shares	—	—	20.4	15.3

	2.1	(21.9)	5.9	53.0

Cash previously reclassified as held for distribution	—	20.0	—	—
Effect of exchange rates on cash and cash equivalents	(0.5)	(2.2)	(0.2)	(4.2)

Net increase (decrease) in cash and cash equivalents	0.5	183.9	(9.0)	224.6
Cash and cash equivalents – beginning of period	273.4	129.7	282.9	89.0

CASH AND CASH EQUIVALENTS – END OF PERIOD	$273.9	$313.6	$273.9	$313.6

The accompanying notes form an integral part of these interim consolidated financial statements.

5	Alamos Gold Inc.

Q3 2016 FINANCIAL REPORT

ALAMOS GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements

September 30, 2016 and 2015

(Unaudited – in United States dollars, unless otherwise indicated, tables stated in millions of United States dollars)

1.	NATURE OF OPERATIONS

Alamos Gold Inc., a company incorporated under the Business Corporation Act (Ontario), and its wholly-owned subsidiaries (collectively the “Company”) are engaged in the acquisition, exploration, development and extraction of precious metals. The Company owns and operates the Young-Davidson mine in Canada, and the Mulatos and El Chanate mines in Mexico. In addition, the Company owns the Ağ1 Dağ1, Kirazl1 and Çamyurt gold development projects in Turkey, the Lynn Lake gold project in Canada, the Esperanza gold project in Mexico, as well as an option to acquire a 100% interest in the Quartz Mountain gold project in Oregon, USA.

Alamos is a publicly traded company with common shares listed on the Toronto Stock Exchange (TSX: AGI) and the New York Stock Exchange (NYSE: AGI).

The Company’s registered office is located at 181 Bay St, Suite 3910, Toronto, Ontario, M5J 2T3.

2.	BASIS OF PREPARATION

Statement of Compliance

These condensed interim consolidated financial statements are prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These statements were prepared using the same accounting policies and methods of computation as the Company’s consolidated financial statements for the year ended December 31, 2015, except as noted below.

These condensed interim consolidated financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2015 prepared in accordance with IFRS as issued by the IASB.

The Company adopted the following accounting standards and amendments to accounting standards, effective January 1, 2016:

Amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangibles. These amendments prohibit the use of revenue-based depreciation methods for property, plant and equipment and limit the use of revenue-based amortization for intangible assets. These amendments had no impact on the Company’s condensed interim consolidated financial statements as revenue-based depreciation or amortization methods are not used.

Amendments to IFRS 11, Joint Arrangements. The amendments clarify the accounting for acquisitions of an interest in a joint operation when the operation constitutes a business. The amendment had no impact on the condensed interim consolidated financial statements.

Future accounting standard amendments not effective as of September 30, 2016:

Amendments to IFRS 2, Share-based payments. These amendments provide requirements on the accounting for: the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; share-based payment transactions with a net settlement feature for withholding tax obligations; and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. These amendments are effective for the annual period beginning on January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on November 8, 2016.

6	Alamos Gold Inc.

Q3 2016 FINANCIAL REPORT

3.	ACQUISITION OF CARLISLE GOLDFIELDS LTD.

On January 7, 2016, the Company acquired all of the issued and outstanding shares of Carlisle Goldfields Limited (“Carlisle”) not previously owned by the Company, by way of a court-approved plan of arrangement (the “Arrangement”).

Under terms of the Arrangement, Carlisle shareholders received:

(i)	0.0942 of an Alamos common share for each Carlisle common share held, plus

(ii)	0.0942 of a warrant to purchase Alamos common shares at an exercise price of CAD$10.00 with an expiration date of January 7, 2019.

Upon closing of the transaction, the Company issued 4,142,087 shares and 4,142,087 share purchase warrants as part of the consideration. In addition, the Company issued 645,952 common shares as payment for the change of control obligations for departing management. Total consideration for the acquisition was $20.4 million (net of cash received), including transaction costs.

Management determined that the acquisition of Carlisle did not meet the definition of a business combination in accordance with IFRS 3, Business Combinations. Accordingly, the Company has accounted for the transaction as an asset acquisition. The principal asset acquired in the transaction is an interest in the Lynn Lake project. Upon completion of the acquisition, the Company owns a 100% interest in the Lynn Lake project.

The allocation of the purchase price (based on the consideration paid on January 7, 2016) to the net assets acquired is as follows:

Consideration transferred
Common shares issued	$17.5
Warrants issued	2.8
Share-based compensation	0.4
Transaction costs	0.4

$21.1

Net assets acquired
Cash and cash equivalents	$0.7
Current assets, excluding cash and cash equivalents	0.6
Mineral property, plant and equipment	19.9
Current liabilities	(0.1)

$21.1

In November 2014, the Company entered into an agreement with Carlisle to acquire a 25% interest in the Lynn Lake gold project in exchange for consideration of $4.4 million (CAD$5.0 million), which the Company classified as mineral property, plant and equipment. In conjunction with this transaction, a private placement was completed whereby the Company paid $5.0 million (CAD $5.6 million) in exchange for a 19.9% interest in Carlisle. On completion of the Arrangement in January 2016, the Company reclassified this investment in associate of Carlisle to mineral property, plant and equipment. Additionally, the Company spent $9.5 million on the Lynn Lake project from November 2014 up to the close of the transaction, which was recorded within mineral property, plant and equipment.

7	Alamos Gold Inc.

Q3 2016 FINANCIAL REPORT

4.	AMOUNTS RECEIVABLE

	September 30, 2016	December 31, 2015
Sales tax receivables
Canada	$2.2	$4.3
Mexico	33.7	32.7
Other	0.3	0.2
Other receivables	6.5	6.8

	$42.7	$44.0

Sales tax receivables are mainly related to value-added taxes at the Company’s Mexican and Canadian operations. The Company expects that these receivables will be collected within the next year.

5.	INVENTORY

	September 30, 2016	December 31, 2015
In-process precious metals	$125.7	$123.5
Ore in stockpiles	35.8	29.4
Parts and supplies	34.8	33.8
Dore, refined precious metals and gold in concentrate	15.7	9.5

	212.0	196.2
Less: Long-term inventory	(76.3)	(70.1)

	$135.7	$126.1

Long term inventory consists of heap leach and long-term stockpiles of $76.3 million at September 30, 2016 (December 31, 2015 – $70.1 million) and are expected to be recovered after one year.

The amount of inventories recognized in operating expenses for the three and nine months ended September 30, 2016 was $72.8 million and $215.9 million, respectively (three and nine months ended September 30, 2015 – $74.2 million and $157.5 million).

8	Alamos Gold Inc.

Q3 2016 FINANCIAL REPORT

6.	MINERAL PROPERTY, PLANT AND EQUIPMENT

	Plant and equipment	Mineral property		Exploration and evaluation	Total
		Depletable	Non-depletable
Cost
At December 31, 2014	$725.6	$1,227.0	$16.3	$92.7	$2,061.6
Additions	76.6	51.2	32.1	22.2	182.1
Acquisition of Alamos	155.6	45.5	—	221.5	422.6
Assets distributed to AuRico Metals Inc.	(26.4)	(37.0)	—	(89.9)	(153.3)
Disposals	(8.5)	—	—	(2.2)	(10.7)

At December 31, 2015	$922.9	$1,286.7	$48.4	$244.3	$2,502.3
Additions	57.5	36.6	13.5	12.1	119.7
Acquisition of Carlisle Goldfields (note 3)	—	—	—	19.9	19.9
Transfer from other assets (note 3)	—	—	—	4.2	4.2
Disposals	(3.2)	—	—	—	(3.2)

At September 30, 2016	$977.2	$1,323.3	$61.9	$280.5	$2,642.9

Accumulated amortization and impairment charges
At December 31, 2014	$127.5	$291.6	$3.2	$0.6	$422.9
Amortization	45.0	48.3	—	—	93.3
Revaluation of assets distributed	9.1	—	—	31.0	40.1
Assets distributed to AuRico Metals Inc.	(9.1)	—	—	(31.0)	(40.1)
Impairment charges	35.7	85.3	1.9	5.7	128.6
Disposals	(1.7)	—	—	—	(1.7)

At December 31, 2015	$206.5	$425.2	$5.1	$6.3	$643.1
Amortization	51.0	37.6	—	—	88.6
Disposals	(1.2)	—	—	—	(1.2)

At September 30, 2016	$256.3	$462.8	$5.1	$6.3	$730.5

Net book value
At December 31, 2015	$716.4	$861.5	$43.3	$238.0	$1,859.2

At September 30, 2016	$720.9	$860.5	$56.8	$274.2	$1,912.4

The net book values by segment (note 12) are as follows:

	Plant and equipment	Mineral property		Exploration and evaluation	Total
		Depletable	Non-depletable
Young-Davidson	$578.8	$795.5	$56.8		$1,431.1
Mulatos	134.7	63.7	—	—	198.4
El Chanate	5.7	1.3	—	—	7.0
Corporate and other	1.7	—	—	274.2	275.9

At September 30, 2016	$720.9	$860.5	$56.8	$274.2	$1,912.4

Young-Davidson	$558.4	$807.7	$43.3	—	$1,409.4
Mulatos	151.3	52.8	—	—	204.1
El Chanate	5.2	1.0	—	—	6.2
Corporate and other	1.5	—	—	238.0	239.5

At December 31, 2015	$716.4	$861.5	$43.3	$238.0	$1,859.2

9	Alamos Gold Inc.

Q3 2016 FINANCIAL REPORT

The carrying value of construction in progress at September 30, 2016 was $42.5 million (December 31, 2015 – $58.7 million).

During the three and nine months ended September 30, 2016, the Company capitalized $2.0 million and $5.3 million of interest respectively, to capital projects (three and nine months ended September 30, 2015 – $1.6 million and $3.8 million). The applicable capitalization rate for general borrowings was 8.59% (2015 – 8.59%).

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30, 2016	December 31, 2015
Trade accounts payable and accrued liabilities	$74.7	$77.3
Royalties payable	3.5	2.4
Interest payable	12.2	6.1
Share-based compensation liability	8.8	4.2
Derivative liabilities	4.3	4.1
Other	—	0.5

	$103.5	$94.6

10	Alamos Gold Inc.

Q3 2016 FINANCIAL REPORT

8.	DEBT AND FINANCING OBLIGATIONS

	September 30, 2016	December 31, 2015
Revolving credit facility(a)	—	—
Senior secured notes(b)	$296.4	$305.1
Equipment financing obligations	$11.2	$15.2

	$307.6	$320.3
Less: Current portion of debt and financing obligations	($5.1)	($5.3)

	$302.5	$315.0

(a)	Revolving credit facility

On March 22, 2016, the Company amended and restated its existing $150.0 million credit facility, extending the maturity from April 26, 2016 to February 29, 2020. The amended facility consists of a committed $150.0 million revolving credit facility (the “Facility”), with an option to draw an additional $70.0 million, subject to commitments from existing and/or new lenders. The terms of the Facility reflect a reduction in pricing and removal of certain covenants compared to the previous facility. The Facility bears an interest at a rate of Libor plus 2.125% to 3.125% on drawn amounts and 0.48% to 0.70% on undrawn amounts, based on the Company’s net leverage ratio (net indebtedness to EBITDA), as defined in the agreement.

The Facility is secured by a first ranking lien on all material present and future assets, property and undertakings of the Company. The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. It contains financial covenant tests that include (a) a minimum interest coverage ratio of 3.0:1.0 and (b) a maximum net leverage ratio of 3.5:1.0, both as defined in the agreement. As at September 30, 2016, the Company is in compliance with the covenants.

(b)	Senior secured notes

On March 27, 2014, the Company completed an offering of $315.0 million senior secured notes (the “secured notes”), secured by a second-ranking lien on all present and future assets, property and undertakings of the Company. The secured notes were sold at 96.524% of par, resulting in total proceeds of $304.1 million. The secured notes pay interest in semi-annual installments on April 1 and October 1 of each year, commencing on October 1, 2014, at a rate of 7.75% per annum, and mature on April 1, 2020. The Company incurred transaction costs of $7.8 million, which have been offset against the carrying amount of the secured notes and are amortized using the effective interest rate method. These notes contain transaction-based restrictive covenants that limit the Company’s ability to incur additional indebtedness in certain circumstances. There are no covenants that are based on the Company’s historical financial performance.

The senior secured notes indenture grants the Company the option to prepay the notes prior to the maturity of the instruments, and specifies a premium during each applicable time period. These prepayment options have been accounted for as embedded derivatives, and are outlined below:

•	Subsequent to April 1, 2017, the secured notes may be repurchased at 103.875% of par value

•	Subsequent to April 1, 2018, the secured notes may be repurchased at 101.938% of par value

•	Subsequent to April 1, 2019, the secured notes may be repurchased at 100% of par value

The fair value of the prepayment option embedded derivative was $6.0 million at March 27, 2014, and was offset against the carrying amount of the secured notes. As at September 30, 2016, the fair value of the prepayment option embedded derivative was $10.3 million (December 31, 2015 – $0.1 million) and was offset against the carrying amount of the secured notes. The Company recorded a gain of $8.4 million and $10.2 million for the three and nine-months ended September 30, 2016 (three and nine-months ended September 30, 2015 – $4.1 million loss and $1.5 million loss), which is recorded in Other gain.

11	Alamos Gold Inc.

Q3 2016 FINANCIAL REPORT

9.	SHARE CAPITAL

a)	Authorized share capital of the Company consists of an unlimited number of fully paid Class A common shares without par value.

	Number of Shares	Amount
Outstanding at December 31, 2015	257,070,005	$2,773.7
Shares issued associated with the acquisition of Carlisle Goldfields (note 3)	4,788,039	17.5
Shares issued through share-based employment compensation plans	1,446,443	9.8
Shares issued through exercise of warrants	429,292	1.0
Shares issued through flow-through share financing(i)	3,328,388	20.1

Outstanding at September 30, 2016	267,062,167	$2,822.1

(i)	Flow-through share financing

In February 2016, the Company completed a Canadian Development Expense (“CDE”) flow-through financing for gross proceeds of $5.0 million (CAD$7.0 million). As a result, the Company issued 1,276,666 Class A common shares. Pursuant to the terms of the flow-through share agreement, the Company is required to incur and renounce CAD$7.0 million in qualifying CDE.

In April 2016, the Company completed a CDE flow-through financing for gross proceeds of $7.7 million (CAD 10.0 million). As a result, the Company issued 1,128,932 Class A common shares. Pursuant to the terms of the flow-through share agreement, the Company is required to incur and renounce CAD$10.0 million in qualifying CDE.

In June 2016, the Company completed a CDE flow-through financing for gross proceeds of $7.7 million (CAD$10.0 million). As a result, the Company issued 922,790 Class A common shares. Pursuant to the terms of the flow-through share agreement, the Company is required to incur and renounce CAD$10.0 million in qualifying CDE.

b)	Stock options

The following is a continuity of the changes in the number of stock options outstanding:

	Number	Weighted average exercise price (CAD$)
Outstanding at December 31, 2015	10,237,362	$12.15
Granted(i)	1,620,000	3.75
Conversion of Carlisle options to Alamos (note 3)	462,954	9.69
Exercised	(1,093,044)	7.63
Expired	(1,671,400)	13.55

Outstanding at September 30, 2016	9,555,872	$10.88

During the nine months ended September 30, 2016, the weighted average share price at the date of exercise for stock options exercised was CAD $11.40 per share (for the nine months ended September 30, 2015: CAD $4.49 per share)

12	Alamos Gold Inc.

Q3 2016 FINANCIAL REPORT

(i)	Stock options granted

During the three and nine months ended September 30, 2016, the Company granted 1,620,000 (three and nine months ended September 30, 2015 – nil) stock options. The following table presents the weighted average fair value assumptions used in the Black-Scholes valuation:

For options granted in the nine-month period:	September 30, 2016
Weighted average share price at grant date (CAD$)	3.75
Risk-free rate	0.32% – 0.92%
Expected dividend yield	0.70%
Expected stock price volatility (based on historical volatility)	49%
Expected life of option (months)	42 – 84
Weighted average per share fair value of stock options granted (CAD$)	$1.52

Stock options outstanding and exercisable as at September 30, 2016:

	Outstanding			Exercisable
Range of exercise prices (CAD$)	Number of options	Weighted average exercise price (CAD$)	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price (CAD$)
$3.01 – $7.00	1,871,714	4.11	5.83	251,714	6.43
$7.01 – $11.00	3,364,685	7.89	2.95	1,957,877	7.99
$11.01 – $15.00	1,139,719	14.10	1.77	1,139,719	14.10
$15.01 – $19.00	2,626,651	16.26	1.43	2,621,605	16.26
$19.01 – $23.00	553,103	20.24	0.89	553,103	20.24

	9,555,872	$10.88	2.84	6,524,018	$13.36

d)	Other employee long-term incentives

The following is a continuity of the changes in the number of other long-term incentive plans (“LTI”) outstanding for the nine-month period ended September 30, 2016:

	Restricted share units (“RSU”)	Stock appreciation rights (“SAR”)	Deferred share units (“DSU”)	Performance share units (“PSU”)
Outstanding units, December 31, 2015	1,404,325	2,471,462	276,930	273,363
Granted	566,480	—	129,528	339,641
Forfeited	(222,753)	(444,911)	(15,313)	(87,537)
Settled	(56,555)	(248,801)	(13,281)	(75,586)

Outstanding units, September 30, 2016	1,691,497	1,777,750	377,864	449,881

The settlement of LTI is either cash or equity based on the feature of the LTI. The settlement of SARs is in cash, and RSUs, DSUs and PSUs are both cash and equity settled depending on the whether the LTI relates to Former Alamos or AuRico.

13	Alamos Gold Inc.

Q3 2016 FINANCIAL REPORT

e)	Earnings (loss) per share

Basic earnings or loss per share amounts are calculated by dividing earnings or loss for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated based on the weighted average number of common shares outstanding during the period, including the effects of dilutive common share equivalents.

	For three months ended September 30,		For the nine months ended September 30,
	2016	2015	2016	2015
Net loss	$4.8	($33.4)	$2.7	($448.4)
Weighted average number of common shares outstanding (in thousands)	266,969	253,133	264,619	173,316

Basic earnings (loss) per share	$0.02	($0.13)	$0.01	($2.59)
Dilutive effect of potential common share equivalents	4,478	—	2,956	—

Diluted weighted average number of common shares outstanding (in thousands)	271,447	253,133	267,575	173,316

Diluted earnings (loss) per share	$0.02	($0.13)	$0.01	($2.59)

The following table lists the equity securities excluded from the computation of diluted loss per share. The securities were excluded as the exercise price relating to the particular security exceeded the average market price of the Company’s common shares of CAD $11.34 and CAD $8.59 for the three and nine-months ended September 30, 2016, or the inclusion of the equity securities had an anti-dilutive effect on net loss.

For the periods in which the Company records a loss, diluted loss per share is calculated using the basic weighted average number of shares outstanding, as using the diluted weighted average number of shares outstanding in the calculation would be anti-dilutive.

	For three months ended September 30,		For the nine months ended September 30,
(thousands)	2016	2015	2016	2015
Stock options	4,251	10,279	4,977	10,279
Equity settled LTI	—	451	—	451
Warrants	7,168	7,168	11,310	7,168

	11,419	17,898	16,287	17,898

(f)	Dividends

On March 29, 2016, the Company’s Board of Directors approved a dividend of $0.01 per share, or $2.7 million payable to shareholders of record on April 15, 2016, and paid on April 29, 2016.

On September 30, 2016, the Company’s Board of Directors approved a dividend of $0.01 per share, or $2.7 million payable to shareholders of record on October 14, 2016, and paid on October 31, 2016.

(g)	Share purchase warrants

The Company has 7.2 million share purchase warrants outstanding related to the Esperanza acquisition in 2013. The warrants have an exercise price of CAD$28.46 per common share, and expire on August 30, 2018.

The warrants are classified as a derivative liability recorded at fair value through profit or loss, due to the currency of the exercise price of the warrants. The warrants are priced in Canadian dollars, which is not the functional currency of the Company. Therefore the warrants are fair valued using the market price with gains or losses recorded in net loss.

In addition, as described in note 3, the Company issued 4.1 million warrants as consideration for the acquisition of Carlisle. The warrants have an exercise price of CAD$10.00, and expire on January 7, 2019. The warrants are recorded as equity, in accordance with IFRS 2, Share-based payments. The Company has 4.6 million share purchase warrants (“Warrants”) outstanding related to the Carlisle acquisition.

14	Alamos Gold Inc.

Q3 2016 FINANCIAL REPORT

10.	OTHER GAIN (LOSS)

Other gain (loss) recorded in net earnings (loss) for the three and nine-months ended:

	For three months ended September 30,		For the nine months ended September 30,
	2016	2015	2016	2015
Reduction of obligation to renounce flow-through exploration expenditures	$0.5	$2.1	$1.3	$4.1
Unrealized (losses) gains on non-hedged derivatives	0.1	0.4	(3.6)	0.4
Fair value adjustment on prepayment option embedded derivative	8.4	(4.1)	10.2	(1.5)
Loss on disposal of assets	(0.7)	—	(1.9)	—
Interest income	0.4	0.4	1.5	0.5
Reclamation, care and maintenance	—	—	—	(1.6)
Transaction costs	—	—	—	(6.0)
Restructuring costs	—	(3.7)	—	(14.0)
Other	(0.5)	—	(2.4)	5.5

	$8.2	($4.9)	$5.1	($12.6)

11.	SUPPLEMENTAL CASH FLOW INFORMATION

Change in non-cash operating working capital and income taxes received or paid for the three and nine months ended:

	For three months ended September 30,		For the nine months ended September 30,
	2016	2015	2016	2015
Amounts receivable	($1.2)	($4.5)	($1.4)	($6.0)
Inventory	(8.6)	(1.9)	(17.9)	(7.4)
Advances and prepaid expenses	2.0	1.4	(2.3)	(0.5)
Accounts payable and accrued liabilities	(1.6)	(15.6)	(8.2)	5.1
Income taxes (paid) refunded	—	—	13.2	(0.5)

	($9.4)	($20.6)	($16.6)	($9.3)

Interest received	$0.4	$0.5	$1.5	$0.7

15	Alamos Gold Inc.

Q3 2016 FINANCIAL REPORT

Other non-cash items for the three and nine-months ended:

	For three months ended September 30,		For the nine months ended September 30,
	2016	2015	2016	2015
Unrealized (gains) losses on non-hedged derivatives	($0.1)	($0.4)	$3.6	($0.4)
(Gain) loss on prepayment option fair value adjustment	(8.4)	4.1	(10.2)	1.5
Reduction of obligation to renounce flow-through exploration expenditures	(0.5)	(2.1)	(1.3)	(4.1)
Loss on disposal of assets	0.7	—	1.9	—
Net realizable value adjustments	—	—	—	8.6
Gain on termination of retained interest royalty	—	—	—	(5.2)
Other non-cash items	0.3	1.0	(0.1)	1.4

	($8.0)	$2.6	($6.1)	$1.8

12.	SEGMENTED INFORMATION

(a) Segment revenues and results

The Company manages its reportable operating segments by operating mines. The Company operates in two principal geographical areas – Canada (country of domicile), and Mexico. The Young-Davidson mine is the only operating asset in Canada, and the Mulatos and El Chanate mines operate in Sonora, Mexico. The results from operations for these reportable operating segments are summarized in the following tables:

Three Months Ended September 30, 2016
	Young- Davidson	Mulatos	El Chanate	Corporate/ other[1]	Total
Operating revenues	$59.2	$44.7	$21.7	—	$125.6
Cost of sales
Mining and processing	25.8	27.4	17.7	—	70.9
Royalties	1.1	2.4	—	—	3.5
Amortization	18.8	7.2	1.8	—	27.8

	45.7	37.0	19.5	—	102.2

Expenses
Exploration	—	0.7	—	0.9	1.6
Corporate and administrative	—	—	—	3.7	3.7
Share-based compensation	—	—	—	0.9	0.9

Earnings (loss) from operations	$13.5	$7.0	$2.2	($5.5)	$17.2
Finance expense					(5.6)
Foreign exchange loss					(2.1)
Other gains					8.2

Earnings before income taxes					$17.7

1.	Corporate and other consists of corporate balances and exploration and development projects.

16	Alamos Gold Inc.

Q3 2016 FINANCIAL REPORT

Nine Months Ended September 30, 2016
	Young- Davidson	Mulatos	El Chanate	Corporate/ other[1]	Total
Operating revenues	$160.7	$126.5	$62.8	—	$350.0
Cost of sales
Mining and processing	80.9	76.0	53.2	—	210.1
Royalties	2.9	6.8	—	—	9.7
Amortization	55.8	25.0	7.1	—	87.9

	139.6	107.8	60.3	—	307.7

Expenses
Exploration	—	1.3	—	2.2	3.5
Corporate and administrative	—	—	—	11.7	11.7
Share-based compensation	—	—	—	9.3	9.3

Earnings (loss) from operations	$21.1	$17.4	$2.5	($23.2)	$17.8
Finance expense					(17.6)
Foreign exchange loss					(4.7)
Other gains					5.1

Earnings before income taxes					$0.6

1.	Corporate and other consists of corporate balances and exploration and development projects.

Three Months Ended September 30, 2015
	Young- Davidson	Mulatos	El Chanate	Corporate/ other[1]	Total
Operating revenues	$46.1	$33.3	$24.2	—	$103.6
Cost of sales
Mining and processing	26.8	27.3	21.3	—	75.4
Royalties	1.2	1.7	—	—	2.9
Amortization	19.9	6.4	5.4	—	31.7

	47.9	35.4	26.7	—	110.0

Expenses
Exploration	—	2.2	—	0.5	2.7
Corporate and administrative	—	—	—	6.1	6.1
Share-based compensation	—	—	—	1.2	1.2
Impairment charges	—	—	—	2.5	2.5

Loss from operations	(1.8)	(4.3)	($2.5)	($10.3)	($18.9)

Finance expense					(6.1)
Foreign exchange loss					(8.2)
Other loss					(4.9)

Loss before income taxes					($38.1)

1.	Corporate and other consists of corporate balances and exploration and development projects.

17	Alamos Gold Inc.

Q3 2016 FINANCIAL REPORT

Nine Months Ended September 30, 2015
	Young- Davidson	Mulatos	El Chanate	Corporate/other[1]	Total
Operating revenues	$135.9	$33.3	$70.2	—	$239.4
Cost of sales
Mining and processing	82.8	27.3	50.3	—	160.4
Royalties	2.0	1.7	—	—	3.7
Amortization	56.8	6.4	16.8	—	80.0

	141.6	35.4	67.1	—	244.1

Expenses
Exploration	—	2.2	—	1.2	3.4
Corporate and administrative	—	—	—	13.3	13.3
Share-based compensation	—	—	—	3.9	3.9
Revaluation of assets distributed	—	—	—	40.1	40.1
Impairment charges	326.0	—	40.0	5.7	371.7

Loss from operations	(331.7)	(4.3)	($36.9)	($64.2)	($437.1)

Finance expense					(17.4)
Foreign exchange loss					(13.9)
Other loss					(12.6)

Loss before income taxes					($481.0)

1.	Corporate and other consists of corporate balances and exploration and development projects.

(b) Segment assets and liabilities

The following table presents the segment assets and liabilities:

	Total Assets		Total liabilities
	September 30, 2016	December 31, 2015	September 30, 2016	December 31, 2015
Young-Davidson	$1,543.7	$1,511.1	$254.7	$262.0
Mulatos	347.5	341.9	98.5	98.3
El Chanate	111.4	109.3	21.2	22.0
Corporate/other	509.6	499.9	358.1	355.7

Total assets and liabilities	$2,512.2	$2,462.2	$732.5	$738.0

13.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair values of financial instruments

The following table sets forth the Company’s financial assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy. The Company does not have any non-recurring fair value measurements. Levels 1 to 3 of the fair value hierarchy are defined based on the degree to which fair value inputs are observable or unobservable, as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the net asset or liability, either directly or indirectly; and

•	Level 3 inputs are unobservable (supported by little or no market activity).

18	Alamos Gold Inc.

Q3 2016 FINANCIAL REPORT

	September 30, 2016		December 31, 2015
	Level 1	Level 2	Level 1	Level 2
Cash	$272.9	—	$281.9	—
Cash equivalents	1.0	—	1.0	—
Financial assets at fair value through profit or loss
Prepayment option embedded derivative	—	10.3	—	0.1
Available-for-sale financial assets
Equity investments	13.1	—	6.7	—
Financial liabilities at fair value through profit or loss
Share purchase warrants	(4.1)	—	(0.7)	—
Gold options and forwards(a)	—	(0.3)	—	—
Currency options(b)	—	—	—	(3.3)

	$282.9	$10.0	$288.9	($3.2)

The methods of measuring each of these financial assets and liabilities have not changed during the three and nine months ended September 30, 2016. The Company does not have any financial assets or liabilities measured at fair value based on unobservable inputs (Level 3).

The fair value of option contracts is determined using a market approach with reference to observable market prices for identical assets traded in an active market. These are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.

The fair values of financial instruments measured at amortized cost, except for the senior secured notes, approximate their carrying amounts at September 30, 2016. The fair value of the senior secured notes was $328.4 million at September 30, 2016 compared to a carrying value of $296.4 million, which includes the value of the prepayment option embedded derivative. The fair value of this liability was determined using a market approach with reference to observable market prices for identical assets traded in an active market.

The Company seeks to manage its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates by entering into derivative financial instruments from time to time.

(a)	Gold option and forward contracts

As at September 30, 2016, the Company held option contracts to protect against the risk of a decrease in the value of the gold price. These option contracts ensure a minimum average realized gold price of $1,217 per ounce and cap a maximum average realized gold price of $1,395 per ounce, regardless of the movement in gold prices during the remainder of 2016.

The following gold collar contracts are outstanding as of September 30, 2016:

Period Covered	Ounces subject to contract	Average purchase put option	Average sold call option
Q4 2016	46,025	$1,217	$1,394

The fair value of these contracts was a liability of $0.3 million at September 30, 2016 (December 31, 2015 – $nil). During the three and nine months ended September 30, 2016, the Company realized losses of $0.9 million and $2.7 million related to the settlement of option contracts. Total unrealized gains for the three months ended September 30, 2016 were $0.5 million and losses of $0.3 million for the nine months ended September 30, 2016.

19	Alamos Gold Inc.

Q3 2016 FINANCIAL REPORT

(b)	Foreign currency contracts

As at September 30, 2016, the Company held option contracts to protect against the risk of an increase in the value of the Canadian dollar and Mexican peso versus the US dollar. These option contracts are for the purchase of local currencies and the sale of US dollars, which settle on a monthly basis, are summarized as follows:

Canadian dollar contracts

Period Covered	Contract type	Contracts (CAD$ Millions)	Average Call Option Rate (USD/CAD)	Average Put Option Rate (USD/CAD)
2016	Collar	57	1.26	1.39
2017	Collar	48	1.26	1.38

Mexican Peso contracts

Period Covered	Contract type	Contracts (MXN Millions)	Average Call Option Rate (USD/MXN)	Average Put Option Rate (USD/MXN)
2016	Collar	279.0	16.20	19.33
2017	Collar	720.0	17.84	21.22

The fair value of these contracts was $nil at September 30, 2016 (December 31, 2015 – liability of $3.3 million). During the three and nine months ended September 30, 2016, the Company made payments of $nil and $1.0 million related to the foreign currency collar contracts. Total realized losses and unrealized gains/losses for the three and nine months ended September 30, 2016 was $0.1 million loss and $2.4 million gain, respectively (for the three months ended September 30, 2015 – $4.4 million loss and $5.4 million loss).

14.	COMMITMENTS AND CONTINGENCIES

Capital commitments

As of September 30, 2016, the Company has $5.4 million in committed capital purchases (December 31, 2015 – $8.2 million).

Royalties

Production from certain concessions within the Salamandra district, including the Mulatos Mine, is subject to a production royalty payable to Royal Gold at a rate of 5% of the value of gold and silver production, less certain deductible refining and transportation costs (the “Royal Gold royalty”). Production to a maximum of two million ounces of gold is subject to the Royal Gold royalty. As at September 30, 2016, the royalty was paid or accrued on approximately 1.6 million ounces of applicable gold production. Royalty expense related to the Royal Gold royalty was $2.2 million and $6.2 million, respectively for the three and nine months ended September 30, 2016 (2015 – $1.6 million for three and nine months ended September 30). In addition, royalty expense includes the 0.5% Extraordinary Mining Duty, which totaled $0.2 million and $0.6 million, respectively for the three and nine months ended September 30, 2016, payable to the Mexican government (2015- $0.1 million for the three and nine months ended September 30).

The Company is required to pay AuRico Metals a 1.5% net smelter royalty on production from the Young-Davidson mine effective July 2, 2015. For the three and nine months ended September 30, 2016, the Company recorded a royalty expense of $0.9 million and $2.4 million (2015 – $0.6 million). In addition, other royalties related to production at Young-Davidson totaled $0.2 million and $0.5 million for the three and nine months ended September 30, 2016 (three and nine months ended September 30, 2015 – $0.5 million and $1.3 million).

In addition, a third party has a 2% Net Smelter Return Royalty on production from a portion of the Company’s Turkish projects. The Company has not recorded an accrual for this royalty at September 20, 2016 as the project is not in production. The Company is also subject to 2% state royalty on production in Turkey based on current gold prices, subject to certain deductions.

In addition, a third party has a 3% Net Smelter Royalty on production from the Company’s Esperanza Gold Project. The Company has not recorded an accrual for this royalty at September 30, 2016, as the project is not in production.

20	Alamos Gold Inc.

Q3 2016 FINANCIAL REPORT

15.	CHANGES TO COMPARATIVE PRESENTATION

The condensed interim consolidated statement of cash flows for three and nine months ended September 30, 2015 reflects the retrospective application of a voluntary change in accounting policy adopted in 2015 to classify, in the consolidated statements of cash flows, interest paid as a financing activity, instead of within operating activities, as previously reported. The change in accounting policy was adopted in accordance with IAS 7, Statement of Cash Flows, which provides a policy choice to classify interest paid as either an operating activity, or a financing activity. The Company considers the classification of these interest payments within financing activities to be the most useful to financial statement users and, consequently, that this presentation results in reliable and more relevant information.

The following table outlines the effect of this accounting policy change for the three and nine months ended September 30, 2015:

	Three months ended
	Previously reported	Restatement	Restated
Cash used by operating activities	($8.6)	$0.2	($8.4)
Cash used by financing activities	(21.7)	(0.2)	(21.9)

	Nine months ended
	Previously reported	Restatement	Restated
Cash provided by operating activities	$26.2	$12.8	$39.0
Cash provided by financing activities	65.8	(12.8)	53.0

16.	SUBSEQUENT EVENT

On October 21, 2016, the Company announced the purchase of 25,300,000 common shares of Corex Gold Corp. (“Corex”), representing approximately 19.07% of the outstanding common shares of Corex. The Shares were acquired by the Company by way of private placement at a price of C$0.10 per Share.

21	Alamos Gold Inc.

ALAMOS GOLD INC.

Management’s Discussion and Analysis

(in United States dollars, unless otherwise stated)

For the three and nine months ended September 30, 2016

ALAMOS GOLD INC.

For the Three and Nine Months Ended September 30, 2016

Table of Contents

Overview of the Business	24

Highlight Summary	25

2016 Highlights	27

Key Business Developments	27

Outlook and Strategy	28

Young-Davidson Mine (“Young-Davidson”)	29

Mulatos Mine (“Mulatos”)	31

El Chanate Mine (“El Chanate”)	33

Third Quarter 2016 Exploration and Development Activities	34

Key Performance Drivers	36

Summarized Financial and Operating Results	36

Review of Third Quarter Financial Results	37

Review of Nine Month Financial Results	37

Consolidated Expenses and Gains	39

Consolidated Income Tax Expense	40

Financial Condition	40

Liquidity and Capital Resources	40

Outstanding Share Data	42

Off-Balance Sheet Arrangements	42

Financial Instruments	43

Summary of Quarterly Financial and Operating Results	44

Non-GAAP Measures and Additional GAAP Measures	45

Accounting Estimates, Policies and Changes	51

Internal Control over Financial Reporting	51

Changes in Internal Control over Financial Reporting	51

Disclosure Controls	51

Limitations of Controls and Procedures	51

Cautionary Note to U.S. Investors	51

Cautionary Note Regarding Forward-Looking Statements	52

Q3 2016 Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”), dated November 8, 2016, relates to the financial condition and results of the consolidated operations of Alamos Gold Inc. (“Alamos” or the “Company”), and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2015, unaudited condensed interim consolidated statements for the three and nine months ended September 30, 2016, and notes thereto. On July 2, 2015, AuRico Gold Inc. (“AuRico”) completed a merger with Alamos Gold Inc. (“Former Alamos”) whose financial condition and results of operations have been consolidated with those of the Company commencing on July 2, 2015. The financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) (“IFRS” or “GAAP”). All results are presented in United States dollars (“US dollar” or “$”), unless otherwise stated.

Statements are subject to the risks and uncertainties identified in the Cautionary Note Regarding Forward-Looking Statements section of this document. United States investors are also advised to refer to the section entitled Cautionary Note to United States Investors on page 30.

Overview of the Business

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson mine in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, Alamos has a significant portfolio of development stage projects in Mexico, Turkey, Canada and the United States. Alamos employs more than 1,300 people and is committed to the highest standards of sustainable development and ethical business practices.

The Company’s common shares are listed on the Toronto Stock Exchange (TSX: AGI) and the New York Stock Exchange (NYSE: AGI). Further information about Alamos can be found in the Company’s regulatory filings, available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.alamosgold.com.

24

Q3 2016 Management’s Discussion and Analysis

Highlight Summary

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015(1)
Financial Results (in millions)
Operating revenues	$125.6	$103.6	$350.0	$239.4
Cost of sales (6)	$102.2	$110.0	$307.7	$244.1
Earnings (loss) from operations	$17.2	($18.9)	$17.8	($437.1)
Net earnings (loss)	$4.8	($33.4)	$2.7	($448.4)
Cash provided by operations before non-cash working capital(2) (5)	$46.1	$12.2	$114.0	$48.3
Cash provided by (used in) operating activities(5)	$36.7	($8.4)	$97.4	$39.0
Capital expenditures (sustaining)(2)	$12.5	$16.9	$36.9	$49.1
Capital expenditures (growth)(2),(3)	$24.7	$31.9	$72.1	$75.5
Operating Results
Gold production (ounces)(1)	99,228	87,633	286,324	275,266
Gold sales (ounces)(1)	94,791	92,229	281,646	278,353
Per Ounce Data
Average spot gold price (London PM Fix)	$1,335	$1,124	$1,261	$1,178
Average realized gold price(4)	$1,325	$1,123	$1,243	$1,168
Cost of sales per ounce of gold sold (includes amortization)(6)	$1,078	$1,193	$1,093	$1,190
Total cash costs per ounce of gold sold(2)	$785	$850	$780	$758
All-in sustaining costs per ounce of gold sold(2)	$979	$1,155	$1,002	$1,103
Share Data
Earnings (loss) per share, basic and diluted	$0.02	($0.13)	$0.01	($2.59)
Weighted average outstanding shares (basic) (000’s)	266,969	253,133	264,619	173,316
Financial Position as at September 30 (in millions)
Cash and cash equivalents			$273.9	$313.6
Total debt and equipment financing obligations			$307.6	$318.1

(1)

The 2015 financial results from Mulatos are included in Alamos’ interim consolidated financial statements for the period subsequent to July 2, 2015 only. Gold production and gold sales from Mulatos have been included in this table for periods prior to this for comparative purposes only. Gold production from Mulatos for the nine months ended September 30, 2015 was 98,500 ounces. Gold sales for the nine months ended September 30, 2015 was 102,900 ounces.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(3)	Includes capitalized exploration.
(4)	The comparative 2015 average realized price is exclusive of gold sales from Mulatos for the nine months ended September 30, 2015, as Mulatos sales were only included from July 2, 2015 on-ward.
(5)

Cash flow from operating activities for the three and nine months ended 2015 have been restated as a result of retrospective application of a voluntary change in accounting policy related to cash flow presentation. For further details, refer to note 15 of the condensed interim consolidated financial statements for the period ended September 30, 2016.

(6)	Cost of sales includes mining and processing costs, royalties and amortization.

25

Q3 2016 Management’s Discussion and Analysis

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015(1)
Gold production (ounces)
Young-Davidson	43,629	38,201	125,338	115,664
Mulatos(1)	38,500	27,500	109,100	98,500
El Chanate	17,099	21,932	51,886	61,102
Gold sales (ounces)
Young-Davidson	44,287	41,127	128,045	115,652
Mulatos(1)	33,562	29,596	101,159	102,900
El Chanate	16,942	21,506	52,442	59,801
Cost of sales (in millions)(5)
Young-Davidson	$45.7	$47.9	$139.6	$141.6
Mulatos(1)	$37.0	$35.4	$107.8	$35.4
El Chanate	$19.5	$26.7	$60.3	$67.1
Cost of sales per ounce of gold sold (includes amortization)(2),(5)
Young-Davidson	$1,032	$1,165	$1,090	$1,224
Mulatos(1)	$1,102	$1,196	$1,066	$1,196
El Chanate	$1,151	$1,242	$1,150	$1,122
Total cash costs per ounce of gold sold(2)
Young-Davidson	$607	$681	$654	$707
Mulatos(1)	$888	$979	$819	$875
El Chanate	$1,045	$994	$1,014	$749
All-in sustaining costs per ounce of gold sold(2),(3)
Young-Davidson	$849	$979	$887	$988
Mulatos(1)	$965	$1,210	$909	$1,086
El Chanate	$1,062	$1,019	$1,032	$968
Capital expenditures (growth and sustaining) (in millions)(2)
Young-Davidson	$22.8	$33.1	$72.0	$81.7
Mulatos(1),(4)	$9.8	$9.5	$23.4	$36.2
El Chanate	$0.2	$0.4	$0.6	$13.0
Other	$4.4	$5.8	$13.0	$20.4

(1)

2015 financial results from Mulatos are included in Alamos’ consolidated financial statements for the period subsequent to July 2, 2015 only. Operating, cost and capital metrics from prior ownership have been added for comparative purposes only.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(3)	For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate and administrative and share based compensation expenses.
(4)	Includes capitalized exploration.
(5)	Cost of sales includes mining and processing costs, royalties and amortization.

26

Q3 2016 Management’s Discussion and Analysis

2016 Highlights

Third quarter 2016:

•

Reported quarterly production of 99,228 ounces of gold, including 43,629 ounces from Young-Davidson, 38,500 ounces from Mulatos and 17,099 ounces from El Chanate, an increase in production at all three operations compared to the previous quarter

•	Sold 94,791 ounces of gold at an average realized price of $1,325 per ounce for record revenues of $125.6 million, including record quarterly sales at Young-Davidson of 44,287 ounces

•

Realized net earnings of $4.8 million, or $0.02 per share, which includes a mark-to-market gain of $8.4 million ($0.03 per share) related to the prepayment option on the Company’s high-yield debt, offset by an unrealized foreign exchange loss of $2.1 million ($0.01 per share) and foreign exchange losses recognized within deferred taxes of $4.9 million ($0.02 per share)

•	Recorded cash flow from operating activities before changes in non-cash working capital[1] of $46.1 million, or $0.18 per share, the strongest quarter thus far in 2016

•	Generated positive free-cash flow at each of the Company’s operations for total mine-site free cash flow[1] of $9.2 million in the quarter, net of all capital and exploration spending

•	Total cash costs[1] in the third quarter were $785 per ounce of gold sold and all-in sustaining costs (“AISC”)[1] were $979 per ounce of gold sold, both in line with the Company’s annual cost guidance

•	Cash and cash equivalents and available-for-sale securities totaled $287.0 million as at September 30, 2016, an increase of $2.1 million from June 30, 2016

•	Declared a semi-annual dividend of US$0.01 per share, representing the Company’s 14th consecutive semi-annual dividend

•	Announced a 93% increase in combined mineral resources at La Yaqui, bringing combined mineral resources to 447,000 ounces

Subsequent to the third quarter 2016:

•	Obtained the EIA approval for Phase I of the La Yaqui project in Mexico

•	Purchased 19.07% of the outstanding common shares of Corex Gold Corp (“Corex”) by way of a private placement for CAD$2.5 million

Key Business Developments

EIA Approval for La Yaqui Project

On October 6, 2016, Alamos reported it has received final approval of the Environmental Impact Assessment (“EIA”) for Phase I of its La Yaqui project. Construction activities for the development of Phase I are expected to commence later this year with initial production on track for mid-2017.

Significant Interim Increase in Mineral Resources at La Yaqui

On September 12, 2016, Alamos reported an updated National Instrument 43-101 compliant mineral resource estimate for its La Yaqui project as of September 1, 2016. Mineral resources at La Yaqui increased by 93%, or 215,000 ounces to total 447,000 ounces reflecting eight months of drilling in 2016. The updated mineral resource is comprised of 4,050,000 tonnes at 1.14 grams per tonne gold (“g/t Au”) for 149,000 ounces of indicated mineral resources and 5,524,000 tonnes at 1.68 g/t Au for 298,000 ounces of inferred mineral resources.

In addition, La Yaqui contains 1,912,000 tonnes at 1.45 g/t Au for 89,000 ounces of mineral reserves, which forms the basis for Phase I development of the project.

Acquisition of Carlisle Goldfields Limited

On October 15, 2015, Alamos and Carlisle entered into a definitive arrangement agreement whereby Alamos would acquire all of the issued and outstanding shares of Carlisle. Carlisle’s primary asset was the Lynn Lake gold project located in Lynn Lake, Manitoba, Canada. The Company owned 19.9% of Carlisle prior to announcement of the agreement. The acquisition closed on January 7, 2016.

Excluding Alamos’ existing 19.9% ownership of Carlisle, and net of Carlisle’s cash balance, total consideration for the acquisition was $20.4 million, including transaction costs.

(1)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

27

Q3 2016 Management’s Discussion and Analysis

Outlook and Strategy

	2016 Guidance
	Young- Davidson	Mulatos		El Chanate	Development	Total
Gold production (000’s ounces)	170-180	140-150		60-70	—	370-400
Cost of sales, including amortization (in millions)(5)	$181	$159		$80	—	$420
Cost of sales ($ per ounce)(5)	$1,034	$1,097		$1,231		$1,091
Total cash costs ($ per ounce)(1)(2)	$600	$850		$1,100	—	$800
All-in sustaining costs ($ per ounce)(1)(2)(3)(4)	$825	$925		$1,100	—	$975
Capital expenditures (in millions)
Sustaining capital(2)	$40-45	$10-15		$1	—	$51-61
Growth capital(2)	$45-50	$15-20	(2)	—	$27	$87-97

Total capital expenditures	$85-95	$25-35		$1	$27	$138-$158

(1)	Total cash costs include mining and processing costs, and royalties.
(2)	Refer to the “Non-GAAP Measures and Additional GAAP” disclosure at the end of this MD&A for a description of these measures.
(3)	Excludes capitalized exploration.
(4)

Total consolidated all-in sustaining costs include corporate and administrative and share based compensation expenses. For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate and administrative and share based compensation expenses.

(5)	Cost of sales includes mining and processing costs, royalties, and amortization expense

The Company’s core strategy in 2016 remains the ramp up of underground production at Young-Davidson and expanding and advancing development of the La Yaqui deposit at Mulatos. The Company made substantial progress towards achieving these objectives in the first nine months of 2016. In the third quarter, all three producing mines continued to generate free-cash flow. In addition, ongoing exploration success at La Yaqui resulted in a significant increase in combined mineral resources to nearly 450,000 ounces of gold in all categories as announced in September. In October, the Company received EIA approval for development of Phase I of the La Yaqui project.

Gold production totaled 99,228 ounces in the third quarter, the strongest result this year driven by solid operating results at all three mines. With gold production of 286,324 ounces for the first nine months of 2016, the Company is well-positioned to achieve full year production and cost guidance.

AISC were lower in the third quarter of 2016, a trend which is expected to continue going forward. Capital spending remains consistent with plan at all operations. All mine sites were free cash flow positive in the third quarter, generating combined mine site free cash flow of over $9 million. At the current gold price, the Company anticipates continued free cash flow growth from its mine sites in the fourth quarter of 2016 and into 2017.

At Young-Davidson, underground mining rates averaged 5,467 tonnes per day (“TPD”) during the third quarter of 2016. As previously highlighted during the second quarter, underground mining rates were impacted by the rehabilitation of the ore pass infrastructure at the 9590 level. This work was completed throughout the third quarter resulting in reduced capacity for both ore and waste movement, impacting mining rates. With the completion of the ore pass infrastructure in mid-September, the Company has experienced higher mining rates, with October averaging over 6,300 TPD. Stronger gold production and free cash flow is expected in the fourth quarter of 2016 as mining rates ramp up towards the year-end target of 7,000 TPD.

At Mulatos, both the heap leach and milling operations performed well in the third quarter, despite a heavy rainy season. Through increased carbon column capacity, the Company successfully mitigated the impact of heavy rains in the quarter on the heap leach operations. In addition, production from the high-grade mill exceeded expectations in the third quarter as the Company realized the benefits of the reconfigured mill circuit, with increased recoveries through the production and sale of flotation concentrate. As a result, Mulatos generated over $5 million of free cash flow, and is expected to continue to grow free cash flow in the fourth quarter as concentrate sales increase.

The focus at La Yaqui and Cerro Pelon remains on developing and expanding the higher grade deposits. The 2016 exploration program continues to deliver excellent results at both deposits, most notably at La Yaqui. In September, the Company reported a significant increase to the combined mineral resources at La Yaqui of 93%, or 215,000 ounces, to total 447,000 ounces. With an aggressive exploration program ongoing at La Yaqui, and positive ongoing results, the project shows strong potential for further mineral reserve and resource growth. On the development front, the Company has made significant progress at La Yaqui, receiving final approval of the EIA for Phase I of the La Yaqui project in October. Construction activities are expected to commence later this year with initial production on track for mid-2017.

As a mature, higher cost operation, the focus at El Chanate remains on keeping the mine free cash flow positive. The Company successfully achieved this in the third quarter with mine-site free cash flow of $2.5 million.

Development spending in 2016 remains focused on the Company’s highest priority targets. This includes advancing Lynn Lake towards a feasibility study and completing the permitting process at Kirazli. Lynn Lake remains one of the Company’s top

28

Q3 2016 Management’s Discussion and Analysis

development priorities given its favourable location, Canadian dollar exposure, and strong project economics. A feasibility study for Lynn Lake is expected to be completed in the third quarter of 2017.

The Company’s cash position and balance sheet remain strong, with approximately $287 million in cash and cash equivalents and available-for-sale securities. The Company generated positive free cash flow at all three operations again in the third quarter, and based on current gold prices, expects this to continue in the fourth quarter and into 2017, driven by a combination of lower costs and capital spending.

Young-Davidson

The Young-Davidson mine is located near the town of Matachewan in Northern Ontario, Canada. The property consists of contiguous mineral leases and claims totaling 11,000 acres, and is situated on the site of two past producing mines that produced over one million ounces of gold between 1934 and 1957. The Young-Davidson open pit mine achieved commercial production on September 1, 2012, and on October 31, 2013, the Company declared commercial production at the Young-Davidson underground mine following the commissioning of the shaft hoisting system. Stockpiled open pit ore will continue to supplement mill feed.

Young-Davidson Financial and Operational Review

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Gold production (ounces)	43,629	38,201	125,338	115,664
Gold sales (ounces)	44,287	41,127	128,045	115,652

Financial Review (in millions)
Operating Revenues	$59.2	$46.1	$160.7	$135.9
Cost of sales(4)	$45.7	$47.9	$139.6	$141.6
Earnings (loss) from operations	$13.5	($1.8)	$21.1	($331.7)
Cash provided by operating activities	$24.4	$24.5	$72.4	$64.0
Capital expenditures (sustaining)(1)	$10.7	$12.2	$29.5	$32.3
Capital expenditures (growth)(1)	$12.1	$20.9	$42.5	$49.4
Free cash flow(1)	$1.6	($8.6)	$0.4	($17.7)

Cost of sales, including amortization per ounce of gold sold(4)	$1,032	$1,165	$1,090	$1,224

Total cash costs per ounce of gold sold(1)	$607	$681	$654	$707

All-in sustaining costs per ounce of gold sold(1),(2)	$849	$979	$887	$988

Underground Operations
Tonnes of ore mined	502,953	467,414	1,585,756	1,307,667
Tonnes of ore mined per day	5,467	5,081	5,787	4,790
Average grade of gold(3)	2.82	2.56	2.59	2.70
Metres developed	2,677	3,619	9,336	10,817
Unit mining costs per tonne	$34	$32	$33	$34
Unit mining costs per tonne (CAD$)	$45	$42	$44	$43

Mill Operations
Tonnes of ore processed	628,640	706,517	1,934,279	2,051,910
Tonnes of ore processed per day	6,833	7,680	7,059	7,489
Average grade of gold(3)	2.37	1.88	2.19	1.96
Contained ounces milled	47,889	42,643	136,173	129,588
Average recovery rate	93%	92%	92%	89%

(1)

Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures. Total cash costs and AISC are exclusive of net-realizable value adjustments.

(2)	For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate and administrative and share based compensation expenses.
(3)	Grams per tonne of gold (“g/t Au”).
(4)	Cost of sales includes mining and processing costs, royalties and amortization.

Young-Davidson produced 43,629 ounces of gold in the third quarter of 2016, 14% higher than the same period of 2015 and 2% above the second quarter of 2016. The increase in production reflects a combination of higher head grades and mill recoveries, partially offset by lower mining rates and mill throughput. On a year-to-date basis, Young-Davidson has produced 125,338 ounces of gold, an 8% increase compared to the same period in 2015 reflecting the higher proportion of underground ore feeding the mill as well as improved mill recoveries.

29

Q3 2016 Management’s Discussion and Analysis

The Company mined 502,953 tonnes of ore from underground in the third quarter of 2016, or 5,467 TPD. Underground mining rates in the third quarter were lower than the second quarter due to the previously announced rehabilitation work required on the ore pass at the 9590 level. The rehabilitation work was completed over a two-month period during which underground mining rates were impacted. Following completion of the rehabilitation work in mid-September, the Company has ramped up mining rates significantly, averaging over 6,300 TPD in the month of October and continue to target 7,000 TPD by the end of 2016. Underground mined grades in the third quarter of 2016 were 2.82 g/t Au, an increase from grades mined in the first half of the year.

During the third quarter of 2016, the mill processed 628,640 tonnes, or 6,833 TPD with grades averaging 2.37 g/t Au. Mill throughput was below plan as new liners continued to be tested in an effort to minimize wear and maintenance and reduce costs. The mill continues to exceed underground mining rates, with excess capacity in the mill processing lower grade stockpiled ore. The Company expects a substantial improvement in mill throughput in the fourth quarter of 2016.

Mill recoveries outperformed at 93% in the third quarter of 2016 as the Company continues to realize the benefits of changes implemented to the flotation circuit earlier in the year. These changes have resulted in a step-change improvement in recoveries which have historically been running at an average of 89%.

Financial Review

For the three months ended September 30, 2016, revenue of $59.2 million was $13.1 million or 28% higher than the prior-year period. This increase is attributable to a higher number of ounces sold ($4.2 million impact), as well as an increase attributable to higher realized gold prices ($8.9 million impact). For the nine months ended September 30, 2016, revenue of $160.7 million was $24.8 million higher than the prior year, attributable to both a higher gold sales as well as higher realized gold prices.

For the three months ended September 30, 2016, cost of sales of $45.7 million were $2.2 million lower than prior-year period as a result of lower tonnes processed through the mill. Cost of sales reflects mining and processing costs, royalties, and amortization expense. For the nine months ended September 30, 2016, cost of sales of $139.6 million were $2.0 million lower than the prior year due to lower underground mining costs and lower tonnes processed through the mill in 2016

Total cash costs in the third quarter of 2016 were $607 per ounce, representing an 11% decrease from the same period of 2015 and an 18% decrease from the second quarter of 2016. The decrease was primarily attributable to higher grades mined, as well as improved recoveries in the mill. Underground unit mining costs were $34 per tonne in the third quarter of 2016, 6% higher than in the third quarter of 2015 due to the rehabilitation work noted above which increased maintenance costs. AISC were $849 per ounce, or 13% below the prior year period, reflecting higher mill grades, higher recoveries, and lower sustaining capital.

For the nine months ended September 30, 2016, total cash costs were $654 per ounce, representing a 7% decrease from the same period of 2015. The lower costs in the year are driven by higher mill grades and improved recoveries in the mill, offset by increased maintenance costs associated with the ore and waste pass rehabilitation work. AISC of $887 per ounce were 10% lower than the prior year, reflecting the above, as well as lower sustaining capital spending.

Capital expenditures totaled $22.8 million in the quarter and $72.0 million year-to-date, consistent with guidance. Spending was focused on lateral development, completion of the MCM shaft, underground equipment, and a tailings dam raise. Of the total capital expenditures, $29.5 million related to sustaining capital and $42.5 million related to growth capital. Capital spending at Young-Davidson is expected to total approximately $95 million in 2016, in line with guidance.

With capital spending on track, Young-Davidson generated free cash flow of $1.6 million for the quarter, the second straight quarter of positive free cash flow. Higher underground mining rates and improved mill throughput are expected to drive stronger production and free cash flow in the fourth quarter of 2016.

30

Q3 2016 Management’s Discussion and Analysis

Mulatos

The Mulatos mine is located within the Salamandra Concessions in the Sierra Madre Occidental mountain range in the State of Sonora, Mexico. The Company controls a total of 28,777 hectares of mineral concessions, in proximity to the Mulatos mine. The mine achieved commercial production in 2006 as an open pit, heap leach mining operation and has produced approximately 1.6 million ounces of gold to-date. The royalty is capped at 2 million ounces of gold, after which no third-party royalty is payable on production at Mulatos.

Mulatos Financial and Operational Review

Operations from Mulatos are included in Alamos’ 2015 interim consolidated financial statements for the period subsequent to July 2, 2015 only. Operational and financial results for the period prior to July 2, 2015 are included in the table below for comparative purposes.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Gold production (ounces)	38,500	27,500	109,100	98,500
Gold sales (ounces)	33,562	29,596	101,159	102,900

Financial Review (in millions)
Operating Revenues	$44.7	$33.3	$126.5	$33.3
Cost of sales(6)	$37.0	$35.4	$107.8	$35.4
Earnings from operations	$7.0	($4.3)	$17.4	($4.3)
Cash provided by (used in) operating activities	$14.9	($10.9)	$40.1	($10.9)
Capital expenditures (sustaining)(1)	$1.6	$4.3	$6.8	$4.3
Capital expenditures (growth)(1)	$8.2	$5.2	$16.6	$5.2
Free cash flow(1)	$5.1	($20.4)	$16.7	($20.4)

Cost of sales, including amortization per ounce of gold sold(6)	$1,102	$1,196	$1,066	$1,196

Total cash costs per ounce of gold sold(1)	$888	$979	$819	$875

All-in sustaining costs per ounce of gold sold(1),(2)	$965	$1,210	$909	$1,086

Open Pit & Underground Operations
Tonnes of ore mined – open pit(3)	2,052,784	1,554,602	5,239,416	5,157,923
Total waste mined – open pit(4)	2,040,007	2,322,723	6,569,658	5,856,198
Total tonnes mined – open pit	4,092,791	3,877,325	11,985,708	11,014,121
Waste-to-ore ratio (operating)	0.99	1.49	1.25	1.14

Tonnes of ore mined – underground	27,958	40,323	97,377	97,114

Crushing and Heap Leach Operations
Tonnes of ore crushed and placed on the heap leach pad	1,574,272	1,492,505	4,843,396	4,676,989
Average grade of gold processed(5)	0.82	0.77	0.81	0.84
Contained ounces stacked on the heap leach pad	41,523	37,100	125,991	126,500

Mill Operations
Tonnes of high grade ore milled	38,287	29,904	99,853	69,624
Average grade of gold processed(5)	9.8	11.61	11.73	9.63
Contained ounces milled	12,067	11,150	37,665	21,550

Total contained ounces stacked and milled	53,590	48,250	163,657	148,050

Recovery ratio (ratio of ounces produced to contained ounces stacked and milled)	72%	57%	67%	67%

Ore crushed per day (tonnes) – combined	17,500	16,600	18,000	17,400

(1)

Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures. Total cash costs and AISC are exclusive of net-realizable value adjustments.

(2)	For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate and administrative and share based compensation expenses.
(3)	Includes ore stockpiled during the quarter.
(4)	Excludes tonnes capitalized.
(5)	Grams per tonne of gold (“g/t Au”).
(6)	Cost of sales includes mining and processing costs, royalties and amortization.

31

Q3 2016 Management’s Discussion and Analysis

Mulatos produced 38,500 ounces of gold in the third quarter of 2016, a significant increase from both the second quarter of 2016 and third quarter of 2015. Despite heavy rains in the quarter, production from the heap leach was strong with the Company able to better manage the seasonal build up in gold solution inventory through increased carbon column capacity. In addition, the reconfiguration of the mill circuit completed in the second quarter contributed to an increase in third quarter production as higher recoveries were realized from the mill through production of a flotation concentrate. Production on a year-to-date basis totaled 109,100 ounces, a significant improvement from the same period in 2015. Mulatos is on track to meet the top end of its production guidance in 2016 of 150,000 ounces of gold.

The open pit, heap leaching operation continued to perform well during the third quarter with total crusher throughput averaging 17,500 TPD, in line with expectations. The grade of crushed ore stacked on the leach pad in the third quarter of 0.82 g/t Au was lower than the annual budget due to mine sequencing in the El Victor portion of the open pit. Open pit grades are expected to increase in the fourth quarter of 2016.

Mill throughput in the third quarter of 2016 was 38,287 tonnes at an average grade of 9.8 g/t Au. Tonnes processed through the mill exceeded tonnes mined from underground as high-grade stockpiles were drawn down. The stockpiles will continue to supplement underground ore production through the remainder of 2016 and into 2017. Mill production was higher than planned due to a combination of better grades and recoveries. The reconfigured mill circuit is performing well with the mill currently operating at approximately 400 TPD, and is expected to run at those levels for the duration of 2016. The sale of gold concentrate commenced in the quarter, but not at the same rate as production, resulting in an estimated inventory of 8,000 ounces at the end of September.

The ratio of ounces produced to contained ounces stacked and milled (or recovery ratio) of 72% in the third quarter was above annual guidance.

Financial Review

For the three months ended September 30, 2016, revenue of $44.7 million was $11.4 million, or 34% higher than the prior-year period. The increase in revenue reflects a higher number of ounces sold ($5.3 million impact), as well as the benefit of higher realized gold prices ($6.2 million impact). The average realized gold price fin the quarter was $1,332 per ounce compared to $1,125 per ounce in the prior-year period. For the nine months ended September 30, 2016, revenue of $126.5 million was $93.2 million higher than the prior year period, due to a full nine months of sales at Mulatos included in the financial statements in 2016, compared to only three months of sales at Mulatos included in the prior year financial statements subsequent to the July 2015 merger.

For the three months ended September 30, 2016, cost of sales were relatively consistent with the prior-year period at $37.0 million, as tonnes processed were higher than the third quarter of 2016, offset by lower mining and processing costs. For the nine months ended September 30, 2016, cost of sales were higher than the prior year figure by $72.4 million, due to the prior-year period reflecting only three months of operations subsequent to the July 2015 merger.

Total cash costs of $888 per ounce in the third quarter of 2016 were lower than the $979 per ounce reported in the same period of 2015 reflecting lower operating costs, stronger mill throughput, a weaker Mexican Peso and significantly improved combined recoveries. AISC in the quarter were $965 per ounce, 20% lower than the same period of 2015 as a result of the above noted items, as well as lower sustaining capital. On a year-to-date basis, total cash costs and AISC were $819 and $909 per ounce, respectively, below annual guidance. Total cash costs and AISC improved relative to the prior year period reflecting lower operating costs, sustaining capital spending and a weaker Mexican Peso.

The third quarter was another strong quarter at Mulatos, generating $5.1 million in free cash flow, which is net of $6.2 million in exploration and development spending at La Yaqui and Cerro Pelon. For the nine-months ended September 30, 2016, Mulatos has generated $16.7 million in free cash flow, net of $13.8 million in exploration and development spending at La Yaqui and Cerro Pelon. The site’s free cash flow reflects both higher gold prices and improved concentrate production. The Company expects stronger production and free cash flow in the fourth quarter of 2016, reflecting higher grades stacked on the leach pad and increased sales of gold in concentrate.

32

Q3 2016 Management’s Discussion and Analysis

El Chanate

The El Chanate mine is located northeast of the town of Caborca in the state of Sonora, Mexico. El Chanate consists of an open pit mine with heap leach processing facilities.

El Chanate Financial and Operational Review

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Gold production (ounces)	17,099	21,932	51,886	61,102
Gold sales (ounces)	16,942	21,506	52,442	59,801

Financial Review (in millions)
Operating Revenues	$21.7	$24.2	$62.8	$70.2
Cost of sales(4)	$19.5	$26.7	$60.3	$67.1
Earnings (loss) from operations	$2.2	($2.5)	$2.5	($36.9)
Cash provided by operating activities	$2.7	$3.4	$5.4	$23.7
Capital expenditures	$0.2	$0.4	$0.6	$13.0
Free cash flow(1)	$2.5	$3.0	$4.8	$10.7

Cost of sales, including amortization per ounce of gold sold(4)	$1,151	$1,242	$1,150	$1,122

Total cash costs per ounce of gold sold(1)	$1,045	$994	$1,014	$749

All-in sustaining costs per ounce of gold sold(1),(2)	$1,062	$1,019	$1,032	$968

Open Pit Operations
Tonnes of ore mined	1,756,984	1,775,915	4,665,022	5,446,841
Total tonnes mined	7,507,753	7,245,557	22,684,636	23,204,073
Capitalized stripping tonnes	—	—	—	7,511,788
Waste-to-ore ratio (operating)	3.27	3.08	3.86	1.88

Average grade of gold(3)	0.61	0.46	0.59	0.61

Crushing and Heap Leach Operations
Tonnes of ore crushed stacked on the heap leach pad	1,483,830	1,397,888	3,915,564	4,506,153
Average grade of gold processed(3)	0.67	0.54	0.67	0.70

Tonnes of run-of-mine ore stacked on the heap leach pad	212,833	398,047	705,736	964,250
Average run-of mine grade of gold processed(3)	0.19	0.19	0.20	0.19

Total tonnes of ore processed	1,696,663	1,795,935	4,621,300	5,470,403
Average grade of gold processed(3)	0.61	0.46	0.59	0.61

Ore crushed and run-of-mine ore stacked per day (tonnes) – combined	18,400	19,500	16,900	20,000

Recovery ratio (ratio of ounces produced to contained ounces stacked)	51%	83%	59%	57%

(1)

Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures. Total cash costs and AISC are exclusive of net-realizable value adjustments.

(2)	For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate and administrative and share based compensation expenses.
(3)	Grams per tonne of gold (“g/t Au”).
(4)	Cost of sales includes mining and processing costs, royalties and amortization.

The Company produced 17,099 ounces of gold in the third quarter of 2016 at El Chanate compared to 21,932 ounces in the same period of 2015. Lower production in the third quarter of 2016 reflected a lower number of contained ounces placed on the pad in the early part of the year compared to the same period in 2015. Chanate remains on track to meet the top end of its production guidance in 2016 of 70,000 ounces of gold.

During the third quarter of 2016, the Company mined 1,756,984 tonnes of ore at El Chanate at an average grade of 0.61 g/t Au. Ore tonnes mined, as well as average daily mining rates were lower than in the third quarter of 2015 but improved from the second quarter of 2016. The Company expects mining rates to increase in the fourth quarter of 2016.

Starting in the third quarter of 2015, all waste removal costs at El Chanate are expensed as the Company determined these costs are not recoverable. This has increased total cash costs per ounce in the current year relative to the nine months ended September 30, 2015, but has no impact on AISC per ounce.

33

Q3 2016 Management’s Discussion and Analysis

The Company stacked 1,696,663 tonnes of open pit ore on the heap leach pad, including run-of-mine material, during the third quarter of 2016 at an average rate of 18,400 TPD. This was lower than the average rate of 19,500 TPD in the same period of the prior year. The grade of ore stacked averaged 0.61 g/t Au during the third quarter of 2016 compared to an average grade of 0.46 g/t Au in the same period of the prior year, reflecting higher grades mined in the quarter.

Financial Review

For the three months ended September 30, 2016, revenue of $21.7 million was $2.5 million, or 10% lower than the prior year period, reflecting a lower number of ounces sold ($5.8 million impact), partially offset by a benefit of higher realized gold prices. The average realized gold price in the quarter was $1,281 per ounce compared to $1,126 per ounce in the prior-year period, with the current quarter realized price impacted by hedging contracts entered into earlier in 2016. For the nine months ended September 30, 2016, revenue of $62.8 million was $7.4 million lower than the comparative period, primarily due to lower number of ounces sold.

For the three months ended September 30, 2016, cost of sales were significantly lower than the prior-year period, decreasing by $7.2 million to $19.5 million. The decrease reflects a reduction in amortization for the period resulting from the impairment charge taken in the prior year, as well as lower ounces sold in the period.    For the nine months ended September 30, 2016, cost of sales of $60.3 million were lower than the prior-year figure by $6.8 million, mainly due to the inventory net realizable cost adjustment recorded in the second quarter of 2015 of $7.0 million which resulted in an increased cost of sales in the prior year.

Total cash costs were $1,045 per ounce in the third quarter of 2016, an increase from the same period of 2015 due to lower gold production and sales. For the nine months ended September 30, 2016, cash costs were $1,014 per ounce, higher than the prior year figure, due to the expensing of waste removal costs as incurred in the current year, whereas in the first half of 2015, these costs were capitalized. AISC of $1,062 per ounce in the third quarter of 2016 increased from $1,019 per ounce in the third quarter of 2015 due to lower gold production and sales. On a year-to-date basis, AISC of $1,032 per ounce is 6% below annual guidance of $1,100 per ounce.

El Chanate generated $2.5 million of free cash flow in the third quarter reflecting higher gold prices and continued cost control. On a year-to-date basis, the operation has generated $4.9 million in free cash flow.

Third Quarter 2016 Exploration and Development Activities

Mulatos District

Reflecting ongoing exploration success at La Yaqui and Cerro Pelon, the exploration budget at Mulatos was increased by 60 percent to $16.0 million in May 2016. As part of this expanded budget, the Company increased the number of active drill rigs to 13 and expanded the exploration team to more than 250 employees and contractors, representing record exploration activity at Mulatos. In addition to drilling, geophysical surveys comprising ground magnetics and induced polarization were completed over the larger La Yaqui and Cerro Pelon areas. The expanded exploration program and exploration success to date were incorporated into an interim mineral resource update at La Yaqui in September 2016 which included a 93% increase in combined mineral resources at La Yaqui to 447,000 ounces.

While La Yaqui and Cerro Pelon remain the highest priority exploration targets, mapping and sampling has continued over the larger Mulatos District. The Company has a large exploration package covering 28,777 hectares which has historically seen more than 70% of its exploration efforts focused around the Mulatos mine. Knowledge gained from the successful ongoing exploration programs at La Yaqui and Cerro Pelon is being applied across the rest of the district with a number of high-priority prospects added to the near term exploration plan, including Los Bajios, El Halcon, La Yaqui Norte and El Carricito. Systematic mapping and sampling will be carried out over these projects in order to outline targets for first pass drill programs.

La Yaqui

The 2016 drill program at La Yaqui was designed to both upgrade and extend the 232,000 ounces of inferred mineral resources discovered in two new zones of mineralization in 2015. These zones are located to the northeast of the existing mineral reserve pit along a one kilometre long northwest trending silica ridge.

The program has been successful on both fronts with drilling through the first eight months of 2016 incorporated into an interim mineral resource update in September 2016 which demonstrated a 215,000 ounce increase in combined mineral resources to now total 447,000 ounces. This included upgrading 149,000 ounces (4.1 million tonnes grading 1.14 g/t Au) to an indicated mineral resource and expanding the higher grade inferred mineral resource to 298,000 ounces (5.5 million tonnes grading 1.68 g/t Au). Including existing mineral reserves of 89,000 ounces (1.9 million tonnes grading 1.45 g/t Au), La Yaqui now hosts a combined mineral reserve and resource of 536,000 ounces, a substantial increase from the mineral reserve of 80,000 ounces at the end of 2014. The mineral resources are in oxide mineralization with preliminary metallurgical test work indicating it is amenable to heap leaching.

34

Q3 2016 Management’s Discussion and Analysis

The interim La Yaqui mineral resource update incorporated 27,201 metres (“m”) of drilling completed across 132 holes through the first eight months of 2016. This included infill and extension drilling on two of the zones of mineralization that occur along the large northwest trending ridge at La Yaqui. A third zone further to the northwest is currently undergoing scout drilling and has not been included in resource calculations to date.

La Yaqui is the Company’s highest priority exploration target with six rigs currently working on the project. Since the interim resource an additional 9,055 m has been completed on the prospect bringing the total to the end of September to 36,256 m. An additional 5,000 to 6,000 m is planned for the remainder of 2016.

New highlight intercepts from infill drilling in zone 2 include:

•	4.37 g/t Au over 76.00 m (16YAQ135)

•	3.17 g/t Au over 76.80 m (16YAQ129)

•	8.42 g/t Au over 19.80 m (16YAQ117)

•	1.10 g/t Au over 61.80m (16YAQ133)

•	2.89 g/t Au over 18.90 m (16YAQ0116)

True widths for these intercepts are estimated at approximately 80-90% of drilled width.

Development of La Yaqui remains on track, with road construction well underway and initial production expected mid-2017. On October 6, 2016, the Company received final approval of the EIA for Phase I development of the La Yaqui project. Tendering for mining activities took place late in October and construction activities are expected to commence in the fourth quarter of 2016.

Cerro Pelon

The exploration focus at Cerro Pelon has changed to include a much larger area which is now being systematically explored. As part of these programs, scout drill holes were undertaken during the third quarter on targets to the north and northwest of currently defined mineral resources and reserves. A total of 20 holes for 5,692 m of drilling were completed at Cerro Pelon with structures and vuggy silica and advanced argillic alteration intersected over a broad area in the northwestern zone. Pyrite mineralization was also intersected and while many results are still pending, those received show a multi-element geochemical signature usually associated with mineralization at Mulatos. Exploration will use the results obtained to date to vector in towards areas believed to have potential to contain higher-grade gold mineralization. Given the ongoing exploration success and strong potential for further mineral reserve and resource growth, the Company has postponed the submission of the EIA to ensure this upside is captured in the development of the project.

Lynn Lake

The Company closed the acquisition of Carlisle, the joint-venture partner on the Lynn Lake Project, on January 7, 2016. The acquisition allowed the Company to consolidate 100% ownership of the Lynn Lake Project, thereby giving the Company full control of the project timeline and spending.

For the three and nine months ended September 30, 2016, the Company spent $2.3 million and $6.0 million respectively on environmental baseline studies and geotechnical drilling to support the project description and feasibility study. The feasibility study is scheduled to be completed in the third quarter of 2017.

Turkey

The Company is in the process of applying for the forestry and operating permits for the Kirazl1 and Ağ1 Dağ1 gold projects, which are required prior to the start of construction. For the three and nine months ended September 30, 2016, total development expenditures in Turkey were $1.0 million and $2.2 million respectively.

Esperanza

The Company capitalized $0.7 million and $2.4 million at the Esperanza Gold Project for the three and nine months ended September 30, 2016.

Quartz Mountain

For the three and nine months ended September 30, 2016, total expenditures at the Quartz Mountain project were $0.3 million and $0.8 million respectively.

35

Q3 2016 Management’s Discussion and Analysis

Key Performance Drivers

Gold Price

The Company’s performance is largely dependent on the price of gold, which directly affects the Company’s profitability and cash flow. The price of gold is subject to volatile price movements and is affected by numerous factors, such as the strength of the US dollar, supply and demand, interest rates, and inflation rates, all of which are beyond the Company’s control. During the third quarter of 2016, the London PM Fix price of gold averaged $1,335 per ounce, a 19% increase from the London PM Fix average of $1,124 in the third quarter of 2015. The price of gold ranged from $1,303 to $1,375 per ounce in the third quarter of 2016.

Foreign Exchange Rates

At the Company’s mine sites, a significant portion of operating costs and capital expenditures are denominated in foreign currencies, including Mexican pesos and Canadian dollars. Accordingly, fluctuations in these foreign currencies against the US dollar can significantly impact the Company’s costs and cash flow. In the third quarter of 2016, the Mexican peso and Canadian dollar averaged approximately 18.77 to $1 US dollar and 1.31 to $1 US dollar, respectively, compared to average rates of 16.44 to $1 US dollar and 1.31 to $1 US dollar, respectively, in the third quarter of 2015. The Company recorded a $2.1 million foreign exchange loss in the third quarter of 2016, the majority of which is unrealized, due to the impact of the weakening Mexican peso on the Company’s Mexican peso denominated monetary assets and liabilities.

Summarized Financial and Operating Results

(in millions, except ounces, per share amounts, average realized prices, AISC and total cash costs)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Gold production (ounces)(1)	99,228	87,633	286,324	275,266
Gold sales (ounces)(1)	94,791	92,229	281,646	278,353

Operating Revenues	$125.6	$103.6	$350.0	$239.4
Cost of sales(5)	$102.2	$110.0	$307.7	$244.1
Earnings (loss) from operations	$17.2	($18.9)	$17.8	($437.1)
Net earnings (loss)	$4.8	($33.4)	$2.7	($448.4)
Earnings (loss) per share, basic	$0.02	($0.13)	$0.01	($2.59)

Operating cash flow(2)	$36.7	($8.4)	$97.4	$39.1
Dividends per share, declared	0.01	—	0.02	0.03

Average realized gold price per ounce(3)	$1,325	$1,123	$1,243	$1,168

Cost of sales per ounce of gold sold, including amortization (5)	$1,078	$1,193	$1,093	$1,190

Total cash costs per ounce of gold sold(4)	$785	$850	$780	$758

All-in sustaining costs per ounce of gold sold(4)	$979	$1,155	$1,002	$1,103

(1)

The 2015 financial results from Mulatos are included in Alamos’ interim consolidated financial statements for the period subsequent to July 2, 2015 only. Gold production and gold sales ounces from Mulatos have been included in this table for periods prior to July 2, 2015 for comparative purposes. Gold production from Mulatos for the nine months ended September 30, 2015 was 98,500 ounces.

(2)

Cash flow from operating activities for 2015 have been restated as a result of retrospective application of a voluntary change in accounting policy related to cash flow presentation. For further details, refer to note 15 of the condensed interim consolidated financial statements for the period ended September 30, 2016.

(3)	The comparative 2015 average realized price is exclusive of gold sales from Mulatos for the nine months ended September 30, 2015, as Mulatos sales were only included subsequent to July 2, 2015.
(4)

Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures. Total cash costs and AISC are exclusive of net-realizable value adjustments.

(5)	Cost of sales includes mining and processing costs, royalties and amortization.

36

Q3 2016 Management’s Discussion and Analysis

Review of Third Quarter Financial Results

Operating Revenue

During the third quarter of 2016, the Company sold 94,791 ounces of gold for proceeds of $125.6 million, a 21% increase compared to the third quarter of 2015. This reflected a higher number of ounces of gold sold ($3.4 million impact), and a higher average realized price of $1,325 per ounce compared to $1,122 per ounce in the prior year period ($18.7 million impact). The Company’s realized gold price in the third quarter was $10 below the average London PM fix of $1,335 per ounce as a result of the gold hedging strategy entered into at Chanate earlier in the year. The outstanding gold collar contracts for the remainder of 2016 are at higher gold prices than the current spot price on November 8, 2016.

Cost of Sales

Cost of sales is comprised of mining and processing costs, royalties, and amortization. For the third quarter of 2016, cost of sales was $102.2 million, compared to $110.0 million in the prior-year period.

Mining and Processing

Mining and processing costs decreased to $70.9 million in the third quarter of 2016 from $75.4 million in the prior-year period. The decrease reflects the benefit of the weakening Mexican Peso relative to the US dollar, as well as lower operating costs at Young-Davidson and Mulatos.

Consolidated total cash costs for the quarter were $785 per ounce, compared to $850 per ounce in the prior year period, and in line with 2016 guidance. The decrease is attributable to lower operating costs at both Young-Davidson and Mulatos compared to the prior year.

In the third quarter of 2016, AISC per ounce decreased to $979, as compared to $1,155 in the third quarter of 2015. This decrease reflects lower sustaining capital at Young-Davidson and Mulatos, as well as lower corporate and administrative expenses and lower realized losses on foreign exchange option contracts.

Royalties

Royalty expense for the quarter was $3.5 million, compared to $2.9 million in the third quarter of 2015. The increase is due to the higher gold prices in the current quarter as well as higher number of ounces sold.

Amortization

Amortization decreased to $27.8 million in 2016 from $31.7 million in the prior-year period, reflecting lower amortization per ounce sold. Amortization per ounce sold was $293 per ounce, down from $343 per ounce in the third quarter of 2015. This reflected lower amortization per ounce sold attributable to Mulatos, as well as impairment charges at El Chanate and Young-Davidson in the second quarter of 2015 which had the impact of lowering amortization expense in subsequent periods.

Earnings from Operations

The Company recognized earnings from operations of $17.2 million in the third quarter of 2016, compared to a loss from operations of $18.9 million in the same period of 2015, driven by higher gold prices, lower cost of sales, and lower corporate and administrative costs as the third quarter of 2015 included post-merger integration costs.

Net earnings

The Company reported net earnings of $4.8 million in the third quarter of 2016, compared to a net loss of $33.4 million in the third quarter of 2015. Net earnings in the current quarter reflects stronger earnings from operations, offset by unrealized foreign exchange losses, and higher deferred tax expense.

Review of Nine Month Financial Results

Operating Revenue

For the first nine months of 2016, the Company sold 281,646 ounces of gold for proceeds of $350.0 million, a 46% increase compared to 2015.

The increase in gold ounces sold is due to the inclusion of Mulatos’ revenue for the nine months 2016, compared to only three-months included in the prior year. Additionally, revenue benefited from an increase in the average realized gold price in 2016, as the average realized price for the first nine-months increased to $1,243 per ounce from $1,168 per ounce in the same period of 2015, contributing an additional $15.4 million to revenue.

37

Q3 2016 Management’s Discussion and Analysis

Cost of Sales

Cost of sales is comprised of mining and processing costs, royalties, and amortization. For the third quarter of 2016, cost of sales was $307.7 million, compared to $244.1 million in the prior-year.

Mining and Processing

Mining and processing costs increased to $210.1 million for the nine months ended September 30, 2016 compared to $160.4 million in the prior year period, largely reflecting the inclusion of operating costs from Mulatos for nine months compared to only three months in the prior year period.

Consolidated total cash costs for the nine month period were $780 per ounce, compared to $758 per ounce in the prior year period, and in line with 2016 guidance of $800 per ounce. The increase is due to the Company directly expensing all waste removal costs at El Chanate for the entire period of 2016, whereas the Company capitalized waste removal costs for the first half of 2015. This increase was partially offset by the benefit associated with the weakening Canadian dollar and Mexican peso compared to the US dollar on operating costs.

AISC decreased by 10% to $1,002 per ounce in 2016 compared to the prior period, primarily due to lower sustaining capital and the weaker Canadian dollar and Mexican peso, offset by higher share-based compensation reflecting a mark-to-market adjustment of cash settled liabilities.

Royalties

Royalty expense for the nine month period of 2016 was $9.7 million, a significant increase from 2015 due to the inclusion of the 5% royalty at Mulatos for the nine month period compared to only three months in the prior year. Further, the 1.5% royalty at Young-Davidson, payable during all of 2016, was not payable in the first half of 2015.

Amortization

Amortization increased from $80.0 million during the first nine months of 2015 to $87.9 million in 2016, however, amortization per ounce sold decreased to $312 per ounce in 2016 compared to $390 per ounce in 2015. Amortization expense in 2016 reflects the inclusion of amortization for Mulatos for the full year in 2016, compared to only the third quarter in 2015. This increased total amortization for the nine-month period but decreased amortization on a per ounce basis given Mulatos has a lower per-ounce amortization charge than other operations.

Earnings from Operations

The Company recorded earnings from operations of $17.8 million for the first nine months of 2016, compared to a loss from operations of $437.1 million in the same period of 2015, due to improved performance from mine operations, as well as a $366.0 million impairment loss on the Young-Davidson and El Chanate mines and the revaluation of assets distributed to AuRico Metals of $40.1 million recorded in 2015.

Net Earnings

The Company reported net earnings of $2.7 million in the first nine months of 2016, compared to a net loss of $448.4 million in the prior-year period reflecting stronger earnings from operations and the impairments taken in the second quarter of 2015.

38

Q3 2016 Management’s Discussion and Analysis

Consolidated Expenses and Gains

(in millions)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Exploration	$1.6	$2.7	$3.5	$3.4
Corporate and administrative	$3.7	$6.1	$11.7	$13.3
Share-based compensation	$0.9	$1.2	$9.3	$3.9
Revaluation of assets distributed	—	—	—	$40.1
Impairment charges	—	$2.5	—	$371.7
Finance expense	$5.6	$6.1	$17.6	$17.4
Foreign exchange loss	($2.1)	($8.2)	($4.7)	($13.9)
Other gains (loss)	$8.2	($4.9)	$5.1	($12.6)

Exploration

Exploration expense mainly relates to expenditures on early-stage exploration projects and corporate exploration support. The majority of exploration expenditures in 2016 were capitalized given the spending was focused on La Yaqui and Cerro Pelon.

Corporate and administrative

Corporate and administrative costs include expenses relating to the overall management of the business that are not part of direct mine operating costs. These costs are generally incurred at the corporate office located in Canada. Corporate and administrative costs decreased significantly by $2.4 million to $3.7 million as the prior year period included post-merger costs, including temporarily maintaining two corporate offices and the associated head count in 2015. The savings for the nine months ended September 30, 2016 reflect merger synergies realized in 2016.

Share-based compensation

Share-based compensation expense for the three-months ended September 30, 2016 was $0.9 million, compared to $1.2 million in the prior year period. This decrease was driven by a modest decrease in the Company’s share price during the quarter and the corresponding impact on the mark-to-market revaluation of long-term incentive grants. For the first nine months of 2016, share-based compensation increased by $5.4 million to $9.3 million reflecting the increase in the Company’s share price and resulting mark-to-market revaluation of long-term incentive grants.

Revaluation of assets distributed and impairment charges

The prior year period includes charges related to the distribution of assets and liabilities to AuRico Metals as part of the merger which were recorded at the lower of fair value less costs to distribute and carrying value at the end of the second quarter of 2015.

In addition, during the second quarter of 2015, the Company incurred a $326.0 million impairment charge at Young-Davidson, and a $40.0 million impairment charge at El Chanate, as the Company determined that the carrying value exceeded the recoverable amount of the assets.

Finance expense

Finance expense was consistent period over period, and mainly relates to interest on the senior secured notes. The Company capitalized $2.0 million of interest in the third quarter of 2016 and $5.3 million for the first nine months of 2016, compared to $1.6 million and $3.8 million in the prior year period.

Foreign exchange loss

During the third quarter of 2016, a foreign exchange loss of $2.1 million was recorded. This includes an unrealized loss of $1.3 million reflecting the impact of a 13% depreciation of the Mexican peso in the quarter on the Company’s Mexican peso denominated monetary assets and liabilities. The Company will continue to experience non-cash foreign currency gains or losses on monetary assets and liabilities, primarily as a result of fluctuations between the US dollar, and both the Canadian dollar and Mexican peso.

Other gains

During the third quarter of 2016, the Company recorded other gains of $8.2 million compared to losses of $4.9 million in the prior year period. For the first nine months of 2016, other gains was $5.1 million compared to $12.6 million in 2015. Other gains are mainly comprised of the mark-to-market revaluation of non-hedged derivative liabilities, the revaluation of the embedded prepayment option on the senior secured notes, and the renunciation of flow through share expenses. In the prior year, other losses also included transaction costs and restructuring costs related to the merger completed in 2015.

39

Q3 2016 Management’s Discussion and Analysis

Consolidated Income Tax Expense

The Company is subject to tax in various jurisdictions, including Mexico and Canada. There are a number of factors that can significantly impact the Company’s effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments. Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, it is expected that the Company’s effective tax rate will fluctuate in future periods.

During the third quarter of 2016, the Company recognized a current tax expense of $0.8 million and a deferred tax expense of $12.1 million, compared to a current tax expense of $0.4 million and a deferred tax recovery of $5.1 million in same period of 2015. Current income tax in the third quarter of 2016 is primarily related to mining tax payable in Mexico. On a year-to-date basis, the deferred tax recovery of $5.0 million is primarily due to the impact of the strengthening Canadian dollar during the year on the Company’s non-monetary tax assets and liabilities.

In the first quarter of 2016, the Company was successful in collecting $13.2 million of income tax receivable, which represented the majority of the Company’s 2014 income tax refund request for Mulatos. The Company continued to successfully collect VAT refund requests in the third quarter at both Mexican operations, and expects to collect the outstanding VAT receivable balances throughout the remainder of 2016 and 2017.

Financial Condition

	September 30, 2016	December 31, 2015
Current assets	$478.9	$483.2

Current assets decreased during 2016, primarily due to the collection of the Mulatos income tax receivable, offset by an increase in inventory, and the revaluation of the Company’s available-for-sale securities.

Long-term assets	2,033.3	1,979.0

Long term assets increased by $56.8 million primarily due to the acquisition of Carlisle. The acquisition added $19.9 million of mineral properties to the Company’s balance sheet. The remainder of the change was due to capital expenditures offset by amortization charges.

Total assets	$2,512.2	$2,462.2

Current liabilities	$111.3	$99.9	The increase in current liabilities is due to the timing of trade payables and accruals as well as an increase in liabilities for share-based payments.
Long-term financial liabilities	302.5	315.0

Long-term financial liabilities decreased due to the Company no longer entering into new equipment financing obligations and the continued draw-down of existing lease contracts. The carrying value of the senior secured notes was reduced due to the revaluation of the embedded prepayment option on the senior secured notes.

Other long-term liabilities	318.7	323.1

Other long-term financial liabilities decreased by $4.4 million from December 31, 2015. This is primarily due to the movement in foreign exchanges rates and the impact of these changes on the deferred tax liability balances.

Total liabilities	$732.5	$738.0

Shareholders’ equity	$1,779.7	$1,724.2

Shareholders’ equity increased primarily due to the issuance of shares related to the acquisition of Carlisle and issuing shares related to flow-through financings. Increasing equity as well is the recognition of earnings in the period. These were offset by the declaration of dividends.

Total liabilities and equity	$2,512.2	$2,462.2

Liquidity and Capital Resources

The Company’s strategy is based on achieving positive cash flows from operations to internally fund operating, capital and project development requirements. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, and development programs, the ability to obtain equity or other sources of financing, the price of gold, and currency exchange rates.

As at September 30, 2016, the Company had cash and cash equivalents of $273.9 million compared to $282.9 million at December 31, 2015. In addition, the Company has access to $150.0 million credit facility ($150.0 million at December 31, 2015), and $13.1 million in available-for-sale securities ($6.7 million at December 31, 2015). In the opinion of management, the Company’s liquidity position of $437.0 million at September 30, 2016 comprised of cash and cash equivalents, available-for-sale securities and availability under the credit facility, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements and capital commitments on an ongoing basis. The Company has outstanding notes in the principal amount of $315.0

40

Q3 2016 Management’s Discussion and Analysis

million maturing in 2020, and annual interest payments of $24.4 million. Assuming continuation of prevailing gold prices and exchange rates, and operations performing in accordance with mine plans, the Company could choose to repay the debt from internally generated cash, depending on alternative uses for the funds.

Cash Flow

(in millions)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Cash flow provided by (used in) operating activities(1)	$36.7	($8.4)	$97.4	$39.0
Cash flow used in investing activities	(37.8)	196.4	(112.1)	136.8
Cash flow from financing activities(1)	2.1	(21.9)	5.9	53.0
Reclassification of cash to assets held for distribution	—	20.0	—	—
Effect of foreign exchange rates on cash	(0.5)	(2.2)	(0.2)	(4.2)

Net increase (decrease) in cash	0.5	183.9	(9.0)	224.6
Cash and cash equivalents, beginning of period	273.4	129.7	282.9	89.0

Cash and cash equivalents, end of period	$273.9	$313.6	$273.9	$313.6

(1)

Cash flow from operating and financing activities for 2015 have been restated as a result of retrospective application of a voluntary change in accounting policy related to cash flow presentation. For further details, refer to note 15 of the condensed interim consolidated financial statements for the period ended September 30, 2016.

Cash flow provided by (used in) operating activities

In the third quarter of 2016, operating activities generated cash flows of $36.7 million compared to a use of $8.4 million in the same period of 2015 due to higher gold production and realized gold prices. For the first nine months of 2016, operating activities generated $97.4 million compared to $39.0 million in 2015, due to higher production and realized gold prices, as well as lower operating costs and corporate and administration costs.

Cash flow used in investing activities

For the third quarter of 2016, investing activities used cash of $37.8 million compared to providing a source of $196.4 million in 2015. Capital expenditures were lower in the quarter at $37.2 million compared to $48.8 million in the prior year due to lower spending at Young-Davidson and Mulatos. For the nine months ended September 30, 2016, capital expenditures were $109.0 million compared to $124.6 million in the prior-year period, with lower spending at Young-Davidson and El Chanate, offset by higher spending at Mulatos and Lynn Lake.

The primary inflow of cash from investing activities in the prior year period was the $249.1 million cash acquired upon the completion of the merger on July 2, 2015. Additionally in 2015, the Company terminated the retained interest royalty which resulted in proceeds of $16.7 million.

Cash flow from financing activities

In the third quarter of 2016, the Company generated $2.1 million from financing activities, reflecting $4.1 million received from the exercise of stock options and warrants. This was offset by capital lease payments of $1.4 million.

For the first nine months of 2016, the Company generated $5.9 million from financing activities, reflecting $20.4 million CDE flow-through share financings as well as $7.4 million received through the exercise of stock options and warrants. This was partially offset by capital lease payments of $5.3 million, a dividend payment of $2.6 million, semi-annual interest payments on the senior secured notes of $12.2 million and $1.2 million in transaction and upfront fees related to the amended credit facility.

On September 30, 2016, the Company’s Board of Directors approved a dividend of $0.01 per share, or $2.7 million payable to shareholders of record on October 14, 2016, and paid on October 31, 2016.

Senior Secured Notes

On March 27, 2014, the Company completed an offering of $315.0 million senior secured notes (the “secured notes”), secured against the assets of the Company. These secured notes were sold at 96.524% of par, resulting in total proceeds of $304.1 million. The secured notes pay interest in semi-annual installments on April 1 and October 1 of each year, commencing on October 1, 2014, at a rate of 7.75% per annum, and mature on April 1, 2020. No principal payments are due until the maturity date. These notes contain transaction-based restrictive covenants that limit the Company’s ability to incur additional indebtedness in certain circumstances.

41

Q3 2016 Management’s Discussion and Analysis

The senior secured notes indenture grants the Company the option to prepay the notes prior to the maturity of the instruments, and specifies a premium during each applicable time period. These prepayment options have been accounted for as embedded derivatives, and are outlined below:

•	Subsequent to April 1, 2017, the secured notes may be repurchased at 103.875% of par value

•	Subsequent to April 1, 2018, the secured notes may be repurchased at 101.938% of par value

•	Subsequent to April 1, 2019, the secured notes may be repurchased at 100% of par value

As at September 30, 2016, the fair value of the prepayment option embedded derivative was $10.3 million (December 31, 2015—$0.1 million) and was offset against the carrying amount of the secured notes. The Company recorded a gain of $8.4 million and $10.2 million for the three and nine-months ended September 30, 2016 (three and nine-months ended September 30, 2015—$4.1 million loss and $1.5 million loss), which is recorded in Other gains.

Credit Facility

On March 22, 2016, the Company amended and restated its existing $150.0 million credit facility, extending the maturity from April 26, 2016 to February 29, 2020. The amended facility consists of a committed $150.0 million revolving credit facility (the “Facility”), with an option to draw an additional $70.0 million, subject to commitments from existing and/or new lenders. The terms of the Facility reflect a reduction in pricing and removal of certain covenants compared to the previous facility. The Facility bears an interest at a rate of Libor plus 2.125% to 3.125% on drawn amounts and 0.48% to 0.70% on undrawn amounts, based on the Company’s net leverage ratio, as defined in the agreement.

The Facility is secured by a first-ranking lien on all material present and future assets, property and undertakings of the Company. The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales, and liens. It contains financial covenant tests that include (a) a minimum interest coverage ratio of 3.0:1.0 and (b) a maximum net leverage ratio of 3.5:1.0.

As a result of moving from a gross leverage to a net leverage ratio, the Company has improved pricing significantly under the amended facility. Based on the Company’s current net leverage ratio as defined in the credit facility agreement, the rates of the undrawn and drawn fees would be 0.48% and Libor plus 2.125%, respectively, as compared to 0.78% of undrawn fees and Libor plus 3.5% of drawn fees under the previous credit facility. This is expected to result in annual savings of $0.5 million in undrawn fees.

The Company paid $1.2 million in transaction costs and upfront fees on closing of the amended credit facility, which will be amortized over the term of the facility.

As at September 30, 2016, the Company is in compliance with all covenants and has not drawn any funds under the Facility.

Outstanding Share Data

(in 000’s)	November 8, 2016
Common shares	267,066
Stock options	9,555
Warrants	11,787
Deferred share units	378
Performance share units	450
Restricted share units	793

290,029

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

[G]	42

Q3 2016 Management’s Discussion and Analysis

Financial Instruments

The Company seeks to manage its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates by entering into derivative financial instruments from time to time.

Gold option and forward contracts

As at September 30, 2016, the Company held option contracts to protect against the risk of a decrease in the value of the gold price. These option contracts ensure a minimum average realized gold price of $1,217 per ounce and cap a maximum average realized gold price of $1,395 per ounce, regardless of the movement in gold prices during the remainder of 2016.

The following gold collar contracts are outstanding as of September 30, 2016:

Period Covered	Ounces subject to contract	Average purchase put option	Average sold call option
Q4 2016	46,025	$1,217	$1,394

The fair value of these contracts was a liability of $0.3 million at September 30, 2016 (December 31, 2015—$nil). During the three and nine months ended September 30, 2016, the Company realized losses of $0.9 million and $2.7 million related to the settlement of option contracts. Total unrealized gains for the three months ended September 30, 2016 were $0.5 million and losses of $0.3 million for the nine months ended September 30, 2016.

Foreign currency contracts

As at September 30, 2016, the Company held option contracts to protect against the risk of an increase in the value of the Canadian dollar and Mexican peso versus the US dollar. These option contracts are for the purchase of local currencies and the sale of US dollars, which settle on a monthly basis, are summarized as follows:

Canadian dollar contracts

Period Covered	Contract type	Contracts (CAD$ Millions)	Average Call Option Rate (USD/CAD)	Average Put Option Rate (USD/CAD)
2016	Collar	57	1.26	1.39
2017	Collar	48	1.26	1.38

Mexican Peso contracts

Period Covered	Contract type	Contracts (MXN Millions)	Average Call Option Rate (USD/MXN)	Average Put Option Rate (USD/MXN)
2016	Collar	279.0	16.20	19.33
2017	Collar	720.0	17.84	21.22

The fair value of these contracts was $nil at September 30, 2016 (December 31, 2015—liability of $3.3 million). During the three and nine months ended September 30, 2016, the Company made payments of $nil and $1.0 million related to the foreign currency collar contracts. Total realized losses and unrealized gains/losses for the three and nine months ended September 30, 2016 was $0.1 million loss and $2.4 million gain, respectively (for the three months ended September 30, 2015—$4.4 million loss and $5.4 million loss).

[G]	43

Summary of Quarterly Financial and Operating Results

(in millions, except ounces, per share amounts, and average realized prices)
	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Q4 2014
Gold ounces produced(3)	99,228	92,464	94,632	104,734	87,633	62,606	54,027	56,583

Gold ounces sold(3)	94,791	95,866	90,989	104,419	92,229	59,725	53,095	58,649

Operating Revenues	$125.6	$120.1	$104.3	$115.7	$103.6	$71.3	$64.6	$70.5
Earnings (loss) from operations	$17.2	$2.9	($2.3)	($55.5)	($18.9)	($415.4)	($2.5)	($112.7)

Net earnings (loss)	$4.8	($11.8)	$9.7	($60.5)	($33.4)	($379.5)	($35.3)	($108.2)
Earnings (loss) per share, basic and diluted(2)	$0.02	($0.04)	$0.04	($0.24)	($0.13)	($2.83)	($0.28)	($0.86)
Earnings before interest, taxes, depreciation and amortization(1)	$51.1	$29.1	$25.9	($33.4)	($0.3)	($403.8)	$21.1	($90.3)

Cash provided by (used in) operating activities	$36.7	$36.9	$23.8	$24.3	($8.4)	$21.0	$26.4	$28.6

Average realized gold price(1)	$1,325	$1,253	$1,146	$1,109	$1,123	$1,194	$1,216	$1,202

(1)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(2)

In connection with the Plan of Arrangement of AuRico and Former Alamos, all issued and outstanding common shares of AuRico were exchanged for Class A common shares on July 2, 2015. The exchange ratio was 0.5046 Class A common share for each common share outstanding. Prior period loss per share for both basic and diluted earnings (loss) has been adjusted for the exchange ratio.

(3)	Operating and financial results for Mulatos are included in periods subsequent to and including July 2, 2015 only.

Operating revenues increased in the third quarter of 2016 as a result of continued gold price strength, although prior to the first quarter of 2016, revenues generally trended lower over the past two years as a result of decreasing gold prices, resulting in generally weaker financial results. Gold production increased starting in the third quarter of 2015 as a result of the addition of the Mulatos mine to the Company’s financial and operating results. Seasonal conditions can also impact production and financial results in future periods.

The reported net loss for the fourth quarter of 2014 included impairment charges related to the El Chanate operation. The reported net loss in the second quarter of 2015 reflected impairment charges at Young-Davidson, El Chanate and Kemess. The reported net loss in the fourth quarter of 2015 was impacted by an NRV adjustment to the El Chanate leach pad inventory, as well as a write-off of the Orion joint venture project.

44

Q3 2016 Management’s Discussion and Analysis

Non-GAAP Measures and Additional GAAP Measures

The Company has included certain non-GAAP financial measures to supplement its Condensed Interim Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:

•	cash flow from operating activities before changes in non-cash working capital;

•	mine-site free cash flow;

•	total cash cost per ounce of gold sold;

•	all-in sustaining cost (“AISC”) per ounce of gold sold; and

•	earnings before interest, taxes, depreciation, and amortization

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management’s determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes in to the measures are dully noted and retrospectively applied as applicable.

Cash Flow from Operating Activities before Changes in Non-cash Working Capital

“Cash flow from operating activities before changes in non-cash working capital” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in non-cash working capital to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Cash flow from operating activities before changes in non-cash working capital” is a non-GAAP financial measure with no standard meaning under IFRS.

The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

(in millions)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Cash flow from operating activities	$36.7	($8.4)	$97.4	$39.0
Add back: Changes in non-cash working capital and taxes paid (received)	9.4	20.6	16.6	9.3

Cash flow from operating activities before changes in non-cash working capital and taxes paid (received)	$46.1	$12.2	$114.0	$48.3

45

Q3 2016 Management’s Discussion and Analysis

Mine-site Free Cash Flow

“Mine-site free cash flow” is a non-GAAP financial performance measure which includes cash flow from operating activities, less mineral property, plant and equipment expenditures from the cash flow. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Total Mine-Site Free Cash Flow

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
(in millions)
Cash flow from operating activities	$36.7	($8.4)	$97.4	$39.0
Less: operating cash flow used by non-mine site activity	(5.3)	(25.4)	(20.5)	(37.8)

Cash flow from operating mine-sites	$42.0	$17.0	$117.9	$76.8

Mineral property, plant and equipment expenditure from cash flow	$37.2	$48.8	$109.0	$124.6

Less: capital expenditures from development projects, and corporate	(4.4)	(5.8)	(13.0)	(20.4)

Capital expenditure from mine-sites	$32.8	$43.0	$96.0	$104.2

Total mine-site free cash flow	$9.2	($26.0)	$21.9	($27.4)

Young-Davidson Mine-Site Free Cash Flow

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
(in millions)
Cash flow from operating activities	$24.4	$24.5	$72.4	$64.0
Mineral property, plant and equipment expenditure	(22.8)	(33.1)	(72.0)	(81.7)

Mine-site free cash flow	$1.6	($8.6)	$0.4	($17.7)

Mulatos Mine-Site Free Cash Flow

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
(in millions)
Cash flow from operating activities	$14.9	($10.9)	$40.1	($10.9)
Mineral property, plant and equipment expenditure	(9.8)	(9.5)	(23.4)	(9.5)

Mine-site free cash flow	$5.1	($20.4)	$16.7	($20.4)

El Chanate Mine-Site Free Cash Flow

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
(in millions)
Cash flow from operating activities	$2.7	$3.4	$5.4	$23.7
Mineral property, plant and equipment expenditure	(0.2)	(0.4)	(0.6)	(13.0)

Mine-site free cash flow	$2.5	$3.0	$4.8	$10.7

46

Q3 2016 Management’s Discussion and Analysis

Total Cash Costs per ounce

Total cash costs per ounce is a non-GAAP term typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. This non-GAAP term is also used to assess the ability of a mining company to generate cash flow from operations. Total cash costs per ounce includes mining and processing costs plus applicable royalties, and net of by-product revenue and NRV adjustments. Total cash costs per ounce is exclusive of exploration costs.

Total cash costs per ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

All-in Sustaining Costs per ounce

The Company adopted an “all-in sustaining costs per ounce” non-GAAP performance measure in accordance with the World Gold Council published in June 2013. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining costs per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining costs per ounce” for the consolidated Company reflects total mining and processing costs, corporate and administrative costs, share-based compensation, exploration costs, sustaining capital, and other operating costs. For the purposes of calculating “all-in sustaining costs” at the individual mine-site level, the Company does not include an allocation of corporate and administrative costs and share-based compensation, as detailed in the reconciliations below.

Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature. For each mine-site reconciliation, corporate and administrative costs, and non-site specific costs are not included in the all-in sustaining cost per ounce calculation.

All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

47

Q3 2016 Management’s Discussion and Analysis

Total Cash Costs and All-in Sustaining Costs per Ounce Reconciliation Tables

The following tables reconciles these non-GAAP measures to the most directly comparable IFRS measures on a Company-wide and individual mine-site basis.

Total Cash Costs and AISC Reconciliation – Company-wide

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
(in millions, except ounces and per ounce figures)
Mining and processing	$70.9	$75.4	$210.1	$160.4
Royalties	3.5	2.9	9.7	3.7
Inventory and other adjustments(1)	—	—	—	(8.6)

Total cash costs	$74.4	$78.3	$219.8	$155.5
Gold ounces sold	94,791	92,229	281,646	205,049

Total cash costs per ounce	$785	$850	$780	$758

Total cash costs	$74.4	$78.3	$219.8	$155.5
Corporate and administrative(2)	3.7	6.1	11.7	$13.3
Sustaining capital expenditures(3)	12.5	16.9	36.9	49.1
Share-based compensation	0.9	1.2	9.3	3.9
Exploration	0.8	2.7	1.9	3.4
Accretion of decommissioning liabilities	0.5	0.5	1.6	0.8
Realized losses on FX options	—	2.0	1.0	2.7

Total all-in sustaining costs	$92.8	$107.7	$282.2	$228.7
Gold ounces sold	94,791	92,229	281,646	205,049

All-in sustaining costs per ounce	$979	$1,155	$1,002	$1,103

(1)	Inventory and other adjustments include net realizable adjustments to El Chanate and Young-Davidson.
(2)	Corporate and administrative expenses exclude expenses incurred at development properties.
(3)

Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature. Total sustaining capital for the period is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Capital expenditures per cash flow statement	$37.2	$48.8	$109.0	$124.6
Less: Young-Davidson non-sustaining capital	(12.1)	(20.9)	(42.5)	(49.4)
Less: Mulatos non-sustaining capital	(8.2)	(5.2)	(16.6)	(5.2)
Less: El Chanate non-sustaining capital	—	—	—	(0.2)
Less: Corporate and other non-sustaining capital	(4.4)	(5.8)	(13.0)	(20.7)

	$12.5	$16.9	$36.9	$49.1

48

Q3 2016 Management’s Discussion and Analysis

Young-Davidson Total Cash Costs and AISC Reconciliation

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
(in millions, except ounces and per ounce figures)
Mining and processing	$25.8	$26.8	$80.9	$82.8
Royalties	1.1	1.2	2.9	2.0
Inventory and other adjustments(1)	—	—	—	(3.0)

Total cash costs	$26.9	$28.0	$83.8	$81.8
Gold ounces sold	44,287	41,127	128,045	115,652

Total cash costs per ounce	$607	$681	$654	$707

Total cash costs	$26.9	$28.0	$83.8	$81.8
Sustaining capital expenditures	10.7	12.2	29.5	32.3
Exploration	—	—	0.2	—
Accretion of decommissioning liabilities	—	—	0.1	0.1

Total all-in sustaining costs	$37.6	$40.2	$113.6	$114.2
Gold ounces sold	44,287	41,127	128,045	115,652

All-in sustaining costs per ounce	$849	$979	$887	$988

(1)	Inventory and other adjustments include net realizable adjustments.

Mulatos Total Cash Costs and AISC Reconciliation

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015(1)
(in millions, except ounces and per ounce figures)
Mining and processing	$27.4	$27.3	$76.0	$83.2
Royalties	2.4	1.7	6.8	6.8

Total cash costs	$29.8	$29.0	$82.8	$90.0
Gold ounces sold	33,562	29,596	101,159	102,900

Total cash costs per ounce	$888	$979	$819	$875

Total cash costs	$29.8	$29.0	$82.8	$90.0
Sustaining capital expenditures	1.6	4.3	6.8	13.4
Exploration	0.6	2.2	1.2	7.2
Accretion of decommissioning liabilities	0.4	0.4	1.2	1.2

Total all-in sustaining costs	$32.4	$35.9	$92.0	$111.8
Gold ounces sold	33,562	29,596	101,159	102,900

All-in sustaining costs per ounce	$965	$1,210	$909	$1,086

(1)

The 2015 financial results from Mulatos are included in Alamos’ interim consolidated financial statements for the period subsequent to July 2, 2015 only. Gold production and gold sales from Mulatos have been included in this table for periods prior to this for comparative purposes only. Gold production from Mulatos for the nine months ended September 30, 2015 was 98,500 ounces. Gold sales for the nine months ended September 30, 2015 was 102,900 ounces.

49

Q3 2016 Management’s Discussion and Analysis

El Chanate Total Cash Costs and AISC Reconciliation

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
(in millions, except ounces and per ounce figures)
Mining and processing	$17.7	$21.3	$53.2	$50.3
Inventory and other adjustments(1)	—	—	—	(5.6)

Total cash costs	$17.7	$21.3	$53.2	$44.7
Gold ounces sold	16,942	21,506	52,442	59,801

Total cash costs per ounce	$1,045	$994	$1,014	$749

Total cash costs	$17.7	$21.3	$53.2	$44.7
Sustaining capital expenditures	0.2	0.4	0.6	12.5
Exploration	—	—	—	0.3
Accretion of decommissioning liabilities	0.1	0.1	0.3	0.3

Total all-in sustaining costs	$18.0	$21.8	$54.1	$57.8
Gold ounces sold	16,942	21,506	52,442	59,801

All-in sustaining costs per ounce	$1,062	$1,019	$1,032	$968

(1)	Inventory and other adjustments include net realizable adjustments.

Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)

EBITDA represents net earnings before interest, taxes, depreciation, and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

EBITDA does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following is a reconciliation of EBITDA to the consolidated financial statements:

(in millions)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Net earnings (loss)	$4.8	($33.4)	$2.7	($448.4)
Add back:
Finance expense	5.6	6.1	17.6	17.4
Amortization	27.8	31.7	87.9	80.0
Amortization included in other income / (loss)	—	—	—	0.7
Deferred income tax expense (recovery)	12.1	(5.1)	(5.0)	(33.8)
Current income tax expense	0.8	0.4	2.9	1.2

EBITDA	$51.1	($0.3)	$106.1	($382.9)

Additional GAAP Measures

Additional GAAP measures are presented on the face of the Company’s consolidated statements of comprehensive income and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:

•	Earnings from operations—represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, and income tax expense

50

Q3 2016 Management’s Discussion and Analysis

Accounting Estimates, Policies and Changes

Accounting Estimates

The preparation of the Company’s consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. The critical estimates and judgments applied in the preparation of the Company’s condensed interim consolidated financial statements for the three and nine months ended September 30, 2016 are consistent with those used in the Company’s consolidated financial statements for the year ended December 31, 2015.

Accounting Policies and Changes

The accounting policies applied in the condensed interim consolidated financial statements for the three and nine months ended September 30, 2016 are consistent with those used in the Company’s consolidated financial statements for the year ended December 31, 2015, with the exceptions listed in note 2 of the condensed interim consolidated financial statements for the three and nine months ended September 30, 2016.

Internal Control over Financial Reporting

Management is responsible for the design and operating effectiveness of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS. In making the assessment, management used the criteria set forth in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on a review of its internal control procedures at the end of the period covered by this MD&A, management believes its internal controls and procedures are appropriately designed as at September 30, 2016.

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the quarter ended September 30, 2016 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Disclosure Controls

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the design of the Company’s disclosure controls and procedures as at September 30, 2016 and have concluded that these are appropriately designed.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that internal controls over financial reporting and disclosure controls and procedures, no matter how well designed and operated, have inherent limitations. Therefore, even those systems determined to be properly designed and effective can provide only reasonable assurance that the objectives of the control system are met.

Cautionary Note to U.S. Investors

Measured, Indicated and Inferred Resources: The Company is required to prepare its resource estimates in accordance with standards of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in Canadian National Instrument 43-101 (NI 43-101). These standards are materially different from the standards generally permitted in reports filed with the United States Securities and Exchange Commission. This MD&A uses the terms “measured”, “indicated” or “inferred” resources which are not recognized by the United States Securities and Exchange Commission. The estimation of measured resources and indicated resources involve greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that any part of measured or indicated resources will ever be converted into economically or legally mineable proven or probable reserves. The estimation of inferred resources may not form the basis of a feasibility or other economic studies and involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources.

51

Q3 2016 Management’s Discussion and Analysis

International Financial Reporting Standards: The condensed consolidated financial statements of the Company have been prepared by management in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America. The Company’s reporting currency is the United States dollar unless otherwise noted.

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains forward-looking statements and forward-looking information as defined under Canadian and U.S. securities laws. All statements, other than statements of historical fact, are, or may be deemed to be, forward-looking statements. Words such as “expect”, “believe”, “anticipate”, “will”, “intend”, “estimate”, “forecast”, “budget” and similar expressions identify forward-looking statements.

Forward-looking statements include information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans and expected sustainable productivity increases, expected increases in mining activities and corresponding cost efficiencies, expected drilling targets, expected sustaining costs, expected improvements in cash flows and margins, expectations of changes in capital expenditures, forecasted cash shortfalls and the Company’s ability to fund them, cost estimates, projected exploration results, reserve and resource estimates, expected production rates and use of the stockpile inventory, expected recoveries, sufficiency of working capital for future commitments and other statements that express management’s expectations or estimates of future performance.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.

Such factors and assumptions underlying the forward-looking statements in this document include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance, labour and contractor availability and other operating or technical difficulties); fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso, Turkish Lira and U.S. dollar); the impact of inflation; changes in our credit rating; any decision to declare a quarterly dividend; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; development delays at the Young-Davidson mine; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson, Mulatos and El Chanate mines may not perform as planned; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company’s development stage assets, including specifically its Turkish mineral properties; contests over title to properties; changes in national and local government legislation (including tax legislation) in Canada, Mexico, Turkey, the United States and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company

Additional risk factors and details with respect to risk factors affecting the Company are set out in the Company’s Annual Information Form for the year ended December 31, 2015 under the heading “Risk Factors”, which is available on the SEDAR website at www.sedar.com. The foregoing should be reviewed in conjunction with the information found in this MD&A.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

Qualified Persons

Chris Bostwick, Alamos’ Vice President, Technical Services, who is a qualified person within the meaning of National Instrument 43-101 (“Qualified Person”), has reviewed and approved the scientific and technical information contained in this MD&A. Information pertaining to the geological and exploration content has been reviewed and approved by Aoife McGrath, Alamos’ Vice President, Exploration, a Qualified Person. All field work is directly supervised and directed by Kristen Simpson, Alamos’ Exploration Manager (Mulatos), a Qualified Person. Drilling, sampling, QA/QC protocols and analytical methods for work areas in Mexico are as outlined in the NI 43-101 report titled, “Mulatos Project Technical Report Update” dated December 21, 2012, available on SEDAR. For further details see also the Corporation’s news release dated March 24, 2016.

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